HYPOTHEKENBANK IN ESSEN AG

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ D-45018 Essen ♦ Germany

Gildehofstraße 1
45127 Essen
www.essenhyp.de
info@essenhyp.de
Tel.: +49 2018135-0
Fax: +49 2018135-200

Bank Details:
LZB Essen 360 096 10

Commerzbank AG
Bank Code 360 400 39
Account No. 1 776475

03024314

**Registered Letter / Advice of Delivery**

**Securities and Exchange Commission**
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

SUPPL

| Your ref. | Your message | Our ref. | Extension | Essen |
|---|---|---|---|---|
| | | CL | -485 | 26.06.03 |

SEC MAIL PROCESSING SECTION RECEIVED JUL 03 2003 WASH. D.C. 187

**File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG**

Dear Sir or Madam,

Please find enclosed Essen Hyp's website as of May 31, 2003, Press Release on Essen Hyp's "New Public-Sector *Pfandbrief*" (English version and German version) and the Brochure of our 3rd Capital Market Conference (July10-12, 2003).
We send you this information in order to fulfill our obligations for the frequent issuer status of Hypothekenbank in Essen AG / Germany.

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

U. Meierkamp

Hypothekenbank in Essen
Aktiengesellschaft



3. KapitalMarktKonferenz
Eine Veranstaltung der Essen Hyp

# 3rd Capital Market Conference July 10 – 12, 2003
# 3. Kapitalmarktkonferenz 10. – 12.7.2003

# 3rd Capital Market Conference July 10 – 12, 2003
# 3. Kapitalmarktkonferenz 10. – 12.7.2003



Dear Conference Participants,

We look forward to welcoming you on the occasion of the 3rd Capital Market Conference of Hypothekenbank in Essen AG. The issues to be dealt with this year include current trends in securitization, bond market developments, *Pfandbrief* ratings and European monetary policy. As during our previous conferences, we will have interesting discussions about the present and future standing of the *Pfandbrief* on the national, European and worldwide capital markets. The conference participants – capital market executives, analysts, research and investment specialists, experts and investors from all over the world – will undoubtedly benefit from the transfer and sharing of knowledge. In organizing this conference we strongly believe that the success story of the *Pfandbrief* will continue into the future. Since its foundation, Hypothekenbank in Essen AG has been committed to promoting the standing of Jumbo and Global *Pfandbriefe* on the international capital markets. Today, Essen Hyp is one of the biggest German mortgage banks and one of the most active capital market players in Europe. Together with you, we will develop strategies to justify investors' trust in the *Pfandbrief* and to secure its future as a funding instrument with an excellent reputation throughout the world.

Sehr geehrte Kongressteilnehmer,

wir freuen uns darauf, Sie auf der 3. Kapitalmarktkonferenz der Hypothekenbank in Essen AG zu begrüßen. Unsere Themen in diesem Jahr sind die aktuellen Trends in der Verbriefung und die Entwicklung der Rentenmärkte genauso wie Pfandbrief-Ratings und die europäische Geldpolitik. Wir werden wie auf den zurückliegenden Konferenzen spannende Diskussionen über gegenwärtige und zukünftige Positionen des Pfandbriefs auf den nationalen, europäischen und globalen Märkten erleben. Alle Teilnehmer – Führungskräfte aus dem Kapitalmarktgeschäft, Analysten, Research-Spezialisten, Investment-Experten, Wissenschaftler und Investoren aus aller Welt – werden auch in diesem Jahr vom Wissenstransfer profitieren. Unser Treffen wird getragen von der Überzeugung, dass sich der großartige Erfolg des Pfandbriefs auch in Zukunft fortsetzen wird. Die Hypothekenbank in Essen AG hat sich seit ihrer Gründung für die Etablierung der Jumbo- und Global-Pfandbriefe auf den internationalen Kapitalmärkten engagiert. Heute ist die Essen Hyp eine der größten deutschen Hypothekenbanken und einer der stärksten Kapitalmarktpartner in Europa. Gemeinsam mit Ihnen werden wir Strategien erarbeiten, mit denen wir das Vertrauen der Anleger rechtfertigen und die Zukunft des Pfandbriefs als weltweit anerkanntes Finanzprodukt gestalten.

# Overview of the Conference Program

## July 10, 2003

| Time | Hall 'Europa' |
|---|---|
| 19.00 | **Opening and Welcome**<br>*Hubert Schulte-Kemper,*<br>Chairman of the Board of Managing Directors, Hypothekenbank in Essen AG |
| 19.15 | **Guest Lecture**<br>*Mikhail Gorbachev,*<br>Former President of the USSR |
| 20.00 | **Dinner** |

## July 11, 2003

| Time | Room 1 |
|---|---|
| 9.00 – 9.15 | **Opening and Welcome**<br>*Hubert Schulte-Kemper,*<br>Chairman of the Board of Managing Directors, Hypothekenbank in Essen AG |
| 9.15 – 10.00 | **The Development of the German and European Banking Sector**<br>**Die Entwicklung der deutschen und europäischen Bankenbranche**<br>*Dr. Axel Frhr. v. Ruedorffer,*<br>Member of the Board of Managing Directors, Commerzbank AG<br>*Christine Licci,* CEO, Citibank Consumer Bank Germany<br>*Dr. Lutz Raettig,* Managing Director, Morgan Stanley Bank AG<br>*Mag. Dr. Franz Hochstrasser,* Member of the Managing Board,<br>Erste Bank der österreichischen Sparkassen AG |
| 10.00 – 10.45 | **Behavioral Finance**<br>**Psychologie des Anlegerverhaltens**<br>*Joachim Goldberg,*<br>Managing Director, cognitrend GmbH |
| 10.45 | **Coffee Break** |
| 11.00 – 11.45 | **World Economic Forum**<br>Presenter: *Dirk Chlench,* Economist, Hypothekenbank in Essen AG<br>United States: *Ethan S. Harris,* Chief U.S. Economist, Lehman Brothers Inc.<br>Euro Area: *Dr. Holger Schmieding,* Managing Director, Bank of America International<br>Japan: *Hajime Kitano,* Chief Equity Strategist, Mitsubishi Securities Co., Ltd |
| 11.45 – 12.15 | **Japan: Outlook of Japanese Yen, Equity and Interest Rates**<br>**Japan: Währungs-, Aktienkurs- und Zinsentwicklung**<br>*Hajime Kitano,*<br>Chief Equity Strategist, Mitsubishi Securities Co., Ltd |
| 12.15 | **Lunch** |

# Programmübersicht auf einen Blick

| Room 2 | Room 3 |
|---|---|
| **Coffee Break** | **Coffee Break** |
| **International Investors Forum**<br>Presenter: *Ted Lord,* Director, Barclays Capital Bank PLC<br>*Barry Nangle,* Director Fixed Income, Davy Stockbrokers<br>*Magister Walter Sevcik,* Head of Treasury, Österreichische Nationalbank<br>*Anders Hjaelmso Svennesen,* Portfolio Manager, Fixed Income, ATP – The Danish Labour Market Supplementary Pension<br>*Cosimo Marasciulo,* Senior Fund Manager, Pioneer Investment Mangement | **Portfolio Management at the ECB: Reasons and Techniques**<br>**Portfolio-Management bei der EZB: warum und wie?**<br>*Werner Studener,*<br>Deputy Director General, European Central Bank |
| **United States: Will Imbalances Derail the Recovery?**<br>**USA: Verhindern Ungleichgewichte den Aufschwung?**<br>*Nariman Behravesh,*<br>Chief Economist, Global Insight | **Euro Area: A Review of the First Years of ECB Policy**<br>**Euroland: Eine vorläufige Bilanz der EZB-Politik**<br>*PD Dr. habil. Gustav A. Horn,*<br>Head of Macro Analysis and Forecasting, DIW Berlin |
| **Lunch** | **Lunch** |

# Overview of the Conference Program |

July 11, 2003

| Time | Room 1 |
|---|---|
| 13.45 – 14.30 | **MBS and ABS: New Trends in Securitization**<br>**MBS und ABS: Neue Trends in der Verbriefung**<br>*Dr. Markus Herrmann,*<br>Vice President, European ABS Research, Deutsche Morgan Grenfell, Deutsche Bank AG |
| 14.35 – 15.25 | **Investors' Requirements Regarding the German *Pfandbrief***<br>**Was verlangt der Investor vom deutschen Pfandbrief?**<br>Presenter: *Horst Bertram,* Director, Capital Markets, FITCH Deutschland GmbH<br>*Dr. Detlef Kohlhase,* Dr. Kohlhase Vermögensverwaltungsgesellschaft mbH<br>*Christoffer Pracht,* DBV Winterthur Versicherungen<br>*N.N.*<br>*Matthias Hansmann,* Head of Fixed Income, Asset Management, Cominvest<br>*Hartmut Wagener,* Managing Director, AMB Generali Finanzanlagen Management GmbH |
| 15.30 | **Coffee Break** |
| 15.45 – 16.45 | **Liquidity in the *Pfandbrief* Market and the Future of Market Making**<br>**Liquidität im Pfandbriefmarkt. Hat Market-Making Zukunft?**<br>Presenter: *Andrea Cünnen,* Handelsblatt<br>Market Maker: *Marco Bales,* Head of Debt Capital Markets, HypoVereinsbank AG<br>Investors: *Torsten Strohrmann,* Fund Manager, DWS Investment GmbH<br>*Stefan Jaesch,* Senior Dealer, Danske Bank<br>Issuers: *Hartmut Rahner,* Head of Treasury, Deutsche Genossenschafts Hypothekenbank AG<br>*Karsten Sommer,* Head of MTS Germany |
| 16.45 – 18.15 | **Does the Regulatory Environment Have an Impact on *Pfandbrief* Ratings?**<br>**Hat das regulative Umfeld Einfluss auf das Pfandbriefrating?**<br>*Dr. Oliver Everling,* Everling Advisory Services<br>*Alexander van Echelpoel,* Head of Corporate Management, Hypothekenbank in Essen AG<br>*Dr. Louis Hagen,* General Manager, Association of German Mortgage Banks (VDH)<br>*Michael Zlotnik,* Managing Director, Standard & Poor's<br>*Michael Dawson-Kropf,* Vice President, Senior Analyst, Moody's Investors Service<br>*Jens Schmidt-Bürgel,* Managing Director, FitchRatings |
| 18.15 | **Closing Words**<br>*Hubert Schulte-Kemper,*<br>Chairman of the Board of Managing Directors, Hypothekenbank in Essen AG<br>**End of Conference / Champagne Reception** |
| 19.00 | **Gala Dinner / Evening Event** |

July 12, 2003 (morning)

**Two Tours to Discover the Ruhr Area** (optional; one tour to be selected)

| | |
|---|---|
| **Tour I:** | Industry and Culture in the Ruhr Area |
| **Tour II:** | About Miners and Cokers |

For further information, please see 'Social Program'

# Programmübersicht auf einen Blick

### Room 2

**Quo vadis European Covered Bonds?**
**Entwicklung der europäischen gedeckten Schuldverschreibungen**

Presenter: *Ted Packmohr,* Director, Covered Bonds Research, Dresdner Kleinwort Wasserstein Research

France: *Sandrine Guerin,* General Manager, Global Head of Liabilities, Compagnie de Financement Foncier
Spain: *Alejandro Sánchez-Pedreno Kennaird,* Head of Trading and Sales, Fixed Income, Ahorro Corporación Financiera, S.V.B., S.A.
Luxembourg: *Martin Schulte,* Member of the Board, PBI Pfandbriefbank International S.A.
Germany: *Erich Marquart,* Head of Capital Markets, Deka Bank
*Heidi Riedel,* Deputy Head of Treasury, Hypothekenbank in Essen AG

### Coffee Break

**Fund-raising Potential in the Middle East and Asia**
**Fundraisingpotenziale im Mittleren Osten und Asien**

Presenter: *Prof. Dr. Thilo Wörn,* Gründer und Partner der ecmg AG

Topics:
Present and future fund-raising opportunities in the Middle East and Asia
Identification of promising countries and regions
Potential private and institutional investors
Fund-raising process
Cultural aspects
Investor relations

**Zwei Ausflugsmöglichkeiten in die Region:**

Entdeckung einer Kulturlandschaft
Von Kumpels und Kokern

Weitere Erläuterungen finden Sie unter „Rahmenprogramm“



## Essen – The Ruhr Metropolis:

With around 600,000 inhabitants, Essen is the sixth largest city in Germany and the number one city in the Ruhr area, which counts amongst Europe's most important economic and metropolitan regions. The Ruhr area is a region in transition: the heyday of the coal mines and furnaces has passed, and technology, trade and services have become the economic sectors of the future. Numerous former industrial sites were transformed into cultural centers, thus adding to a diversity of cultural activities which is unique in Europe.

Essen's 'Zeche Zollverein', a former coal mine and a site of outstanding architectural merit, was listed as a UNESCO World Heritage Site in 2001. Today this impressive industrial monument, which also hosts the Design Center NRW, is one of the most important cultural centers of the City of Essen.

Founded more than 1150 years ago, Essen is older than Berlin or Munich. The city is characterized by its unique architectural treasures, such as the late-romanesque Werden Basilica and Essen Cathedral, the Old Synagogue, the Villa Hügel, former residence of the Krupp dynasty, or the Aalto Theater. Essen offers a wide range of cultural activities, including the internationally renowned collection of paintings in the Museum Folkwang, the various exhibitions of the 'Kulturstiftung Ruhr' (Cultural Foundation Ruhr) in the Villa Hügel and excellent performances of the Essen Philharmonic Orchestra or the Schauspiel Essen.

## Essen – die Ruhrstadt:

Essen steht mit knapp 600.000 Einwohnern auf Platz sechs der deutschen Großstädte und ist zugleich die Nummer eins im Ruhrgebiet, einem der größten Wirtschafts- und Ballungsräume Europas. Eine Region im Wandel: Die Zeit der Zechen und Hochöfen ist nahezu vorbei. Technologie, Handel und Dienstleistungsgewerbe sind die Wirtschaftszweige der Zukunft. Viele ehemalige Industrieanlagen dienen inzwischen als Kulturzentren. Sie bereichern ein Kulturangebot, das an Dichte und Vielfalt in Europa einzigartig ist.

In Essen ist die ehemalige Zeche Zollverein als architektonisch bedeutendes Industriedenkmal im Jahr 2001 zum Weltkulturerbe der UNESCO ernannt worden. Heute bildet sie als imposanter Veranstaltungsort und Sitz des Designzentrums NRW einen entscheidenden kulturellen Treffpunkt der Stadt.

Mit einer mehr als 1150 Jahre währenden Geschichte ist Essen älter als Berlin oder München. Die Stadt beeindruckt mit architektonischen Glanzstücken: den spätromanischen Kirchenbauten der Basilika Werden und des Essener Münsters, der alten Synagoge, der Villa Hügel, dem ehemaligen Sitz der Familie Krupp, und dem Aaltotheater.





In addition to this, the Folkwang College for Music, Theater and Dance enjoys an excellent reputation worldwide.

The University of Essen has become known internationally, not least due to the research carried out at the University Clinic. Furthermore, Essen is an important location for international trade fairs, with more than 12,500 exhibitors and 1.8 million visitors per year from all across the world. Nine of the 100 top German companies in terms of turnover are domiciled in Essen, including, for instance, RWE, RAG, KarstadtQuelle, Ruhrgas, Hochtief and Deichmann. This reflects Essen's standing as an important business location and 'energy city'. Institutions with regional and national tasks, such as the 'Kommunalverband Ruhrgebiet' (Association of Ruhr Area Local Authorities), the 'Landesumweltamt' (Environment Agency of the Land North Rhine Westphalia), the 'Stifterverband für die Deutsche Wissenschaft' (Donors' Association for the Promotion of Sciences and Humanities) and the 'Ruhrbistum' (Ruhr Diocese), are also located in Essen. And, last but not least, Essen benefits from surprisingly spacious recreational and green areas, such as Lake Baldeney and its surroundings or the Grugapark, one of the largest and most beautiful German city gardens. As a result, Essen has become a popular destination for local tourism.

Essen bietet Kultur: Das gilt auch für die international renommierte Gemäldesammlung des Museums Folkwang. Die zahlreichen Kunstausstellungen der Kulturstiftung Ruhr in der Villa Hügel begeistern ebenso wie die hochkarätigen Darbietungen von Philharmonie und Schauspiel Essen. Der hervorragende Ruf der Folkwang-Hochschule für Künste rundet das kulturelle Bild der Ruhrstadt ab.

Die Essener Universität hat sich besonders durch die erfolgreiche Forschung des Universitätsklinikums einen Namen gemacht. Als Messestadt gilt Essen seit Jahren als internationale Wirtschaftsdrehscheibe: Jährlich kommen mehr als 1,8 Mio. Besucher und fast 12.500 Aussteller aus aller Welt.

Als Hauptverwaltungssitz von neun der hundert umsatzstärksten Unternehmen Deutschlands, darunter RWE, RAG, KarstadtQuelle, Ruhrgas, Hochtief und Deichmann, ist Essen nach wie vor ein wichtiger Wirtschaftsstandort und genießt den Ruf als Energiestadt. Zudem haben Institutionen mit regionalen und überregionalen Aufgaben, wie z. B. der Kommunalverband Ruhrgebiet, das Landesumweltamt, der Stifterverband für die Deutsche Wissenschaft und das Ruhrbistum, ihren Sitz in Essen. Die unerwartet großen Grünzonen der Stadt auch jenseits von Baldeneysee und Gruga – einem der größten und schönsten deutschen Stadtgärten – haben Essen zu einem beliebten Naherholungsgebiet gemacht.

# 3rd Capital Market Conference July 10 – 12, 2003

### About the Capital Market Conference:

The working language during the conference will be German. Simultaneous interpretation from and into English will be provided. Please find further information about the Capital Market Conference on our website www.essenhyp.com.

Costs:
Participation in the Capital Market Conference is free. Meals will be provided by the organizer. Participants only have to bear the costs of their accommodation.

### Über die Kapitalmarktkonferenz:

Die Konferenzsprache der Kapitalmarktkonferenz ist Deutsch. Der gesamte Konferenzablauf wird simultan ins Englische übersetzt. Über die Kapitalmarktkonferenz informiert Sie auch unser Internet-Auftritt unter www.essenhyp.com.

Kosten:
Es werden keine Tagungsgebühren erhoben. Alle Mahlzeiten werden vom Veranstalter getragen. Lediglich die Kosten für die Übernachtung gehen zu Lasten der Teilnehmer.



Impressions from the previous Capital Market Conferences
Eindrücke der bisherigen Kapitalmarktkonferenzen



MARKET



2ND CAPITAL MARKET CONFERENCE





## Social Program

Our conferences traditionally feature an entertaining social and cultural program. Following our gala dinner, we would like to invite you to enjoy our delightful variety show.
At the end of the conference you will have the opportunity to choose one of the following tours to discover the Ruhr area, which will give you a unique insight into the impressive industrial monuments that are characteristic for the region.

**Tour I:** 'Industry and Culture in the Ruhr Area': During this tour you will experience the cultural diversity of a region which most people think of as a pure industrial area. You will visit the UNESCO World Heritage Site 'Zechenlandschaft Zollverein', a historical coal-mining site, and the 'Gasometer Oberhausen', which now serves as a venue for various exhibitions. Both sites reflect the Ruhr area's transformation into a major cultural center with a unique atmosphere.

**Tour II:** 'About Miners and Cokers': At the Westphalian Museum of Industry (Westfälisches Industriemuseum) in the historical coal mine 'Zeche Zollern II/IV' you will get an impression of what it was like to work in a coal mine, as you can see mining equipment and work processes in a genuine environment. After your visit you will explore the historical coking plant 'Kokerei Hansa'. This site with its abandoned coke ovens is characterized by a unique combination of industrial heritage and nature regaining its former territory.

## Rahmenprogramm

Zur Kapitalmarktkonferenz gehört traditionell ein kulturelles und unterhaltsames Rahmenprogramm. Im Anschluss an das festliche Dinner am Abend des 10. Juli 2003, des ersten Tags der Kapitalmarktkonferenz, laden wir Sie zu einer mitreißenden Varietévorstellung ein.
Zum Abschluss der Konferenz bieten wir Ihnen am 12. Juli Gelegenheit, an einer von zwei zur Auswahl gestellten Touren durch das Ruhrgebiet teilzunehmen und die faszinierenden Denkmäler der Industriekultur zu entdecken:

**Tour I:** „Entdeckung einer Kulturlandschaft": Die Tour lädt ein, neue Gesichter einer scheinbar bekannten Region kennen zu lernen. Ein Besuch im Weltkulturerbe „Zechenlandschaft Zollverein" und im Gasometer Oberhausen gibt Einblicke in spannende Kulturstandorte mit internationalem Ruf und lässt die Wandlung der Region zum neuen Ruhrgebiet in besonderer Atmosphäre erleben.

**Tour II:** „Von Kumpels und Kokern": Das Westfälische Industriemuseum in der Zeche Zollern II/IV schildert die einzigartige Arbeitswelt der Bergleute im Revier und präsentiert die Funktion einer Zeche an authentischem Ort. Im Anschluss führt die Tour in die Stille der erhaltenen Kokerei Hansa. Auf den erkalteten Koksöfen der Anlage wird die Dimension industrieller Arbeit und rückkehrender Natur eindrucksvoll sichtbar.

## Accommodation

Room contingents for the conference participants have been reserved in the hotels listed below. We are happy to book a room for you (see registration form for further details). There will be a bus transfer from the hotels to the venue and back.

## Übernachtungsmöglichkeiten

In folgenden Hotels sind Zimmerkontingente für Sie reserviert. Gerne buchen wir für Sie (siehe Anmeldung). Ein Bustransfer zwischen den Hotels und dem Veranstaltungsort wird eingerichtet.

## Overview of Hotels | Übersichtsplan der Hotels


B 224
Kaulbachstr.
Holsterhausen
Rüttenscheider Stern
Rüttenscheider Str.
Rüttenscheid
Richard-Wagner-Str.
Eleonorastr.
Hufelandstr.
Zweigertstr.
Hotel Arosa
Martinstr.
Müller-Breslau-Str.
A 52
Holsterhauser Str.
Franziskastr.
Best Western Hotel Ypsilon
Messe Essen
Messe Ost/ Gruga-Halle
Messe-hallen
Norbertstr.
Florastr.
Wittenbergstr.
Exit/Ausfahrt Essen-Süd
Messe West-Süd/ Gruga
Sommerburgstr.
Exit/Ausfahrt Essen-Rüttenscheid
Scandic Hotel Essen
Alfredstr.
Bredeneyer Str.
Wiedfeldstr.
Hatzper Str.
Theodor-Althoff-Str.
Exit/Ausfahrt Essen-Haarzopf
Frankenstr.
Heisinger Str.
Meisenburgstr.
Düsseldorf Cologne/Köln

Hotel Arosa
Rüttenscheider Str. 149
D-45130 Essen
Tel.: +49 (0) 201 72 26-0
Fax: +49 (0) 201 72 26-100

70 Rooms | 70 Zimmer
Single Room €42 – per night | EZ: € 42 – pro Nacht
All prices including breakfast | Alle Zimmer inkl. Frühstück


HOTEL AROSA

Best Western Hotel Ypsilon
Müller-Breslau-Str. 18 – 20
D-45130 Essen
Tel.: +49 (0) 201 89 69-0
Fax: +49 (0) 201 89 69-100

80 Rooms | 80 Zimmer
Single Room €74 – per night | EZ: € 74 – pro Nacht
All prices including breakfast | Alle Zimmer inkl. Frühstück



Scandic Hotel Essen
Theodor-Althoff-Str. 5
D-45133 Essen
Tel.: +49 (0) 201 76 93-179
Fax: +49 (0) 201 76 93-143

100 Rooms | 100 Zimmer
Single Room €89 – per night | EZ: € 89 – pro Nacht
All prices including breakfast | Alle Zimmer inkl. Frühstück



# Registration for the Capital Market Conference

in the Congress Center West, July 10 – 12, 2003

Please return by fax not later than June 30, 2003 to Hypothekenbank in Essen AG:

Hypothekenbank in Essen AG
Public Relations
Gildehofstr. 1
D-45127 Essen
Germany

**Fax: +49 (0) 201 81 35-4 69**

For further information please call:
Tel.: +49 (0) 201 81 35-3 45 or -3 37

Mr/Ms: ______ First Name: ______ Surname: ______

Position: ______ Department: ______

Company: ______ Business Sector: ______

Address: ______

Telephone: ______ Fax: ______

E-mail: ______ Signature: ______

☐ I will attend the Dinner on July 10, 2003

I would like to attend the following lectures on July 11, 2003
(Please tick – essential for allocation of seats)

| | Room 1 | Room 2 | Room 3 |
|---|---|---|---|
| 11.00 – 11.45 h | ☐ | ☐ | ☐ |
| 11.45 – 12.15 h | ☐ | ☐ | ☐ |
| 13.45 – 14.30 h | ☐ | ☐ | |
| 14.35 – 15.25 h | ☐ | | |
| 15.45 – 16.45 h | ☐ | ☐ | |
| 16.45 – 18.15 h | ☐ | | |

☐ I will attend the Gala Dinner and Variety Show
on Friday, July 11, 2003 at 19.00 h (no dress code)

I will join the following tour on Saturday, July 12, 2003

☐ **Tour I:**
**'Industry and Culture in the Ruhr Area'**
Visit to the Zeche Zollverein, Essen,
and the Gasometer Oberhausen

☐ I will attend the subsequent Lunch

☐ **Tour II:**
**'About Miners and Cokers'**
Visit to the Zeche Zollern
and the Kokerei Hansa, Dortmund

☐ I will attend the subsequent Lunch

Please book the following room(s) for me:

Hotel:

☐ Hotel Arosa
☐ Best Western Ypsilon Hotel
☐ Scandic Hotel Essen

☐ Smoking ☐ Non Smoking

Arrival/Departure: ______

Number of Nights:

# Anmeldung zur Kapitalmarktkonferenz

im Congress Center West vom 10. – 12.7.2003

Bitte ausgefüllt per Post oder Fax bis zum 30.6.2003 an die Hypothekenbank in Essen AG senden:

Hypothekenbank in Essen AG
Öffentlichkeitsarbeit
Gildehofstr. 1
45127 Essen
Deutschland

**Fax: +49 (0) 201 81 35-4 69**

Weitere Informationen erhalten Sie unter:
Tel.: +49 (0) 201 81 35-3 45 oder -3 37

Herr/Frau: ______ Vorname: ______ Nachname: ______

Position: ______ Abteilung: ______

Firma: ______ Geschäftsbereich: ______

Adresse: ______

Tel.: ______ Fax: ______

E-Mail: ______ Unterschrift: ______

☐ Ich nehme an dem Dinner am 10.7.2003 teil.

Am 11.7.2003 möchte ich folgende Vorträge hören:
(Für eine effektive Raumplanung bitte unbedingt ankreuzen)

| | Raum 1 | Raum 2 | Raum 3 |
|---|---|---|---|
| 11.00 – 11.45 Uhr | ☐ | ☐ | ☐ |
| 11.45 – 12.15 Uhr | ☐ | ☐ | ☐ |
| 13.45 – 14.30 Uhr | ☐ | ☐ | |
| 14.35 – 15.25 Uhr | ☐ | | |
| 15.45 – 16.45 Uhr | ☐ | ☐ | |
| 16.45 – 18.15 Uhr | ☐ | | |

☐ Ich nehme am Gala-Dinner (keine Garderobenvorschrift) mit Varieté-Show am Freitag, den 11.7.2003, um 19.00 Uhr teil.

Ich werde am Samstag, den 12.7.2003, an folgender Rahmenveranstaltung teilnehmen:

☐ **Tour I:**
**„Entdeckung einer Kulturlandschaft“:**
Besuch Zeche Zollverein Essen und
Gasometer Oberhausen

☐ Ich nehme am anschließenden Mittagessen teil.

☐ **Tour II:**
**„Von Kumpels und Kokern“:**
Besuch Zeche Zollern und
Kokerei Hansa in Dortmund

☐ Ich nehme am anschließenden Mittagessen teil.

Bitte buchen Sie folgende Zimmer für mich:

Hotel:

☐ Hotel Arosa
☐ Best Western Ypsilon Hotel
☐ Scandic Hotel Essen

☐ Raucher ☐ Nichtraucher
von – bis:
Anzahl der Nächte:


HYPOTHEKENBANK IN ESSEN AG

**Venue | Veranstaltungsort**

Messe Essen | Congress Center West | Norbertstrasse | D-45131 Essen | Tel.: +49 (0) 201 72 44-2 82 | Fax: +49 (0) 201 72 44-5 00

B 224
Karolinger Str.
Stoppenberger Str.
Katzenbruchstr.
Grillostr.
Gladbecker Str.
Herzogstr.
Frillendorfer Str.
Frillendorfer Str.
Burggrafenstr.
Gerlingstr.
Schützenbahn
B 224
Porsche-Platz
A 40
Dortmund
Altendorfer Str.
B 231
Hans-Böckler-Str.
Varnhorststr.
Steeler Str.
Exit/Ausfahrt Essen-Huttrop
Gildehofstr.
Hollestr.
Exit/Ausfahrt Essen-Zentrum
B 224
Hachestr.
Essen Hbf
A 40
Kurfürstenstr.
Steeler Str.
Helbingstr.
A 52
A 40
Friedrichstr.
Saalbau
Huyssenallee
Kronprinzenstr.
Ruhrallee
Duisburg
Bismarckstr.
Exit/Ausfahrt Essen-Bergerhausen
Hohenzollernstr.
Ruhrallee
B 224
Richard-Wagner-Str.
Rellinghauser Str.
B 227
Rüttenscheider Stern
Rüttenscheider Str.
Eleonorastr.
Zweigertstr.
Hufelandstr.
Ruhrallee
Müller-Breslau-Str.
Martinstr.
A 52
Martinstr.
Franziskastr.
Alfredstr.
Rellinghauser Str.
3. KapitalMarktKonferenz
Eine Veranstaltung der Essen Hyp
Messe Essen
Messe Ost/ Gruga-Halle
Str.
Exit/Ausfahrt Essen-Süd
Messe-hallen
Norbertstr.
Florastr.
B 224
Rüttenscheider Str.
A 52
Messe West-Süd/ Gruga
Düsseldorf Cologne/Köln
A 52
Exit/Ausfahrt Essen-Rüttenscheid
Exit/Ausfahrt Essen-Rüttenscheid
Rüttenscheider Str.
B 224

Please follow the signs 'Messe'. Parking spaces for conference participants are available in the parking garage P6.

Bitte der Beschilderung „Messe" folgen. Im Parkhaus P6 sind Parkplätze reserviert.

The Capital Market Conference will take place in the Congress Center West in the premises of the 'Messe Essen'.

Die Kapitalmarktkonferenz findet im Congress Center West

**For further information**
**Für weitere Informationen**

Hypothekenbank in Essen AG | Public Relations | Öffentlichkeitsarbeit
Gildehofstrasse 1 | D-45127 Essen
Tel.: +49 (0) 201 81 35-3 45 oder -3 37 | Fax: +49 (0) 201 81 35-4 69



HYPOTHEKENBANK IN ESSEN AG

# New Public-Sector *Pfandbrief*
# Issued by Essen Hyp
# The First *Pfandbrief* with Investor Greenshoe

Hypothekenbank in Essen AG (Essen Hyp) will issue a new public-sector Jumbo *Pfandbrief* on July 14, 2003. The issuance volume is planned to reach €2bn, while maturity will be either 4 or 5 years. This *Pfandbrief* will be the first issue in Germany with an investor greenshoe . When placing its new Jumbo, Essen Hyp will be supported by a syndicate of banks consisting of the Joint Leads Barclays Capital, Commerzbank Securities, Dresdner Kleinwort Wasserstein and DZ Bank.

Essen Hyp's new Jumbo *Pfandbrief* will not be placed via the traditional book-building process. Instead, it is structured as a 'pot deal' which ensures a central and transparent order book. Thanks to this deal structure the issuer and the Joint Leads will be able to allocate the order book to their preferred investor groups. The *Pfandbrief* will be issued in accordance with the provisions of SEC Rule 144a and can thus be placed as a Global *Pfandbrief* with investors throughout the world.

As a new and innovative feature, our Jumbo *Pfandbrief* will carry an investor greenshoe . On July 22, 2003 between 8.00 a.m. and 10.45 a.m. (CET) they will have the opportunity to order a further 10% of their previously allotted quotas at the original re-offer price. They can thus generate additional earnings subject to favorable market conditions. With this offer we would like to thank our investors for their ongoing trust in our bank.

Having focused on small-volume and, in most cases, tailor-made issues in the third and fourth quarter of 2002, as well as in the early months of the current fiscal year, Essen Hyp believes that the time has come to once again place a large-volume *Pfandbrief*. Funding costs have by now dropped to a level that Essen Hyp, too, considers acceptable. We believe that there are several reasons for the narrowing spreads of Essen Hyp's public-sector *Pfandbriefe*. First of all, funding costs for all

types of refinancing instruments, e.g. covered bonds, unsecured debt or Commercial Paper Programs, have been in decline. As far as Essen Hyp is concerned, we also succeeded in reducing spreads by taking specific market-making measures which are also for the benefit of our investors.

In addition to this, we can look back to 2002 as the most successful business year in the history of our bank. At €187.5m (€170.9m), our net interest and commission income hit a record level, as did our pre-tax operating result which came to €112.3m (€108.1m). This results in a return on equity of 13.8% (13.5% in 2001) - a first-class figure by national standards - which is a clear proof of Essen Hyp's efficiency and profitability. Turning to the current financial year, Essen Hyp is fully in line with its business plan with regard to new lending business and earnings. With new loans totaling approximately €1.2bn, our domestic and international property financing activities, in particular, have developed favorably. The Board of Managing Directors is confident that Essen Hyp will reach - or maybe even exceed - the total volume of €2.2bn planned for 2003. Essen Hyp's earnings performance in the first months of 2003 indicates that the bank's 2003 annual results are likely to generate the projected return on equity after tax of more than 14%.

In coordination with the rating agencies assessing our bank we have not only thoroughly analysed our overall earnings but also our strategic positioning within the mortgage bank sector, our integration into the business strategy of our parentbank, Commerzbank AG, our stand-alone business strategy, our business and earnings performance in the first quarter of 2003 and the sustainability of our business model. Based upon this analysis, Moody's confirmed all ratings of Essen Hyp. Standard and Poor's upgraded the outlook of our counterparty rating from 'negative' to 'stable', with the ratings themselves remaining unchanged. Detailed information on our ratings can be obtained from our International Investor Site under www.essenhyp.com. The results of the rating review carried out by FitchRatings are not yet available.





From June 30 to July 9, 2003 Essen Hyp will organize roadshows in 12 European cities, which will be followed by our 3rd Capital Market Conference in Essen from July 10 to 12, 2003. We expect more than 400 capital market specialists, financial experts and representatives of German and international credit institutions, rating agencies and the Association of German Mortgage Banks (*VDH*) to join us. Mikhail Gorbachev, the former President of the USSR, will be our guest speaker on July 10, 2003.

# Neuemission
# eines Öffentlichen Jumbo-Pfandbriefs der Essen Hyp
# Erster Pfandbrief mit Investor Greenshoe

Die Hypothekenbank in Essen AG - Essen Hyp emittiert am 14. Juli 2003 einen weiteren Öffentlichen Jumbo-Pfandbrief. Das geplante Volumen beträgt € 2,0 Mrd. bei einer Laufzeit von vier oder fünf Jahren. Erstmals in Deutschland ist diese Emission mit einem Greenshoe für die Investoren ausgestattet. Beim Absatz dieses Jumbos wird die Essen Hyp durch ein Konsortium, bestehend aus den Joint-Leads Barclays Capital, Commerzbank Securities, Dresdner Kleinwort Wasserstein und DZ Bank unterstützt.

Die Emission wird nicht im Wege des traditionellen Bookbuilding, sondern im Potverfahren vertrieben, um so über ein transparentes, zentrales Orderbuch verfügen zu können. Damit ist gewährleistet, dass Zuteilungen – und zwar nur durch die Emittentin und die Joint-Leads - an den gewünschten Investorenkreis erfolgen. Die Emission wird in Übereinstimmung mit den Regularien der Rule 144a als Global weltweit verkauft werden können.

Als Neuerung ist für die Investoren ein Greenshoe vorgesehen. Sie können am 22. Juli 2003, in der Zeit von 08.00h bis 10.45h (MEZ), 10% der jeweils zuvor zugeteilten Quote zum unveränderten Reoffer-Preis nachordern. Der Investor kann hieraus bei entsprechend freundlicher Kapitalmarktentwicklung einen zusätzlichen Ertrag generieren. Mit dieser Offerte will die Essen Hyp sich auch für das ihr entgegen gebrachte Vertrauen bedanken.

Nachdem sich die Essen Hyp im dritten und vierten Quartal des Vorjahres und auch in den ersten Monaten des laufenden Geschäftsjahres auf kleinvolumigere Anleihen, in der Regel tailor made, konzentriert hat, sieht die Bank einen

günstigen Zeitpunkt, wieder mit einer großvolumigen Emission in den Markt zu gehen. Die Refinanzierungskosten haben sich jetzt wieder auf einem Niveau eingependelt, das auch aus Sicht der Emittentin als akzeptabel erscheint. Die Spreadeinengung bei den Öffentlichen Pfandbriefen der Essen Hyp führen wir auf verschiedene Faktoren zurück. Zunächst sind allgemein sinkende Refinanzierungskosten über alle Refinanzierungsarten, sei es im Bereich der gedeckten oder ungedeckten Refinanzierungsmittel oder etwa in Commercial Paper Programmen zu beobachten. Speziell für unser Haus haben entsprechende Kurspflegemaßnahmen auch im Sinne unserer Investoren die Spreadaufschläge gesenkt.

Daneben konnten wir auf unsere Geschäftszahlen des Jahres 2002, dem erfolgreichsten Jahr in der Geschichte der Essen Hyp, verweisen. Mit € 187,5 Mio. (€ 170,9 Mio.) wurde unser Rekordwert im Zins- und Provisionsüberschuss erwirtschaftet. Auch das Vorsteuerergebnis in Höhe von € 112,3 Mio. (€ 108,1 Mio.), aus dem sich nach Steuern eine im nationalen Vergleich sehr gute bilanzielle Eigenkapitalrendite von 13,8 % (13,5%) errechnet, zeugt von der nachhaltigen Leistungsfähigkeit der Essen Hyp. Im laufenden Geschäftsjahr liegt die Essen Hyp voll im Rahmen ihrer Neugeschäfts- und Ertragsplanung. Besonders das in- und ausländische Hypothekenneugeschäft entwickelt sich mit rd. € 1,2 Mrd. sehr erfreulich. Der Vorstand ist zuversichtlich, die Zielmarke für das Gesamtjahr 2003 in Höhe von € 2,2 Mrd. erreichen, u. U. sogar übertreffen zu können. Auch aus der bisherigen Ertragsentwicklung lässt sich ableiten, dass das Jahresergebnis 2003 die angestrebte bilanzielle Eigenkapitalrentabilität nach Steuern in Höhe von gut 14% ermöglichen wird.

Neben der Ertragslage der Essen Hyp haben wir sehr intensiv mit den uns beurteilenden Ratingagenturen unsere Positionierung in der Branche der Hypothekenbanken, unsere Einordnung in die Strategie unserer Konzernmutter Commerzbank AG, unsere, gleichsam auf „stand alone“ Basis, eigene strategische Ausrichtung, unsere Ertrags- und Geschäftsentwicklung im ersten Quartal 2003

sowie die „Zukunftsfähigkeit" des Geschäftsmodells der Essen Hyp analysiert. Moody's hat daraufhin sämtliche Ratings der Essen Hyp bestätigt, bei Standard & Poor's haben wir eine Verbesserung des Ausblicks für unsere Institutsratings von „negativ" auf „stabil" bei sonst unveränderten Ratings erreichen können. Einzelheiten hierzu können unserer „International Investors Site" unter www.essenhyp.com entnommen werden. Ergebnisse der Gespräche mit FitchRatings stehen noch aus.

Die Roadshow durch 12 europäische Städte erfolgt vom 30. Juni bis zum 9. Juli 2003. Im Anschluss daran findet die „Dritte Internationale Kapitalmarktkonferenz" vom 10. bis 12. Juli 2003 in Essen statt. Dazu werden über 400 Kapitalmarktexperten, Vertreter deutscher und internationaler Banken, der Ratingagenturen, des Verbandes deutscher Hypothekenbanken sowie Wissenschaftler erwartet. Gastredner am 10. Juli 2003 ist Herr Präsident a.D. Michail Gorbatschow.



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## 3rd Capital Market Conference July 10 – 12, 2003

f our Annual Report 2002 and our Press Release on Essen Hyp's quarterly figures as

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## Investor relations

Essen Hyp: Key competence in capital market business



The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the Bank gives long-term mortgage loans to finance both commercial property and private housing.
Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

- Ratings and Analyses
- Interest Rate Forecast G3
- Interest Rate Forecast Meeting
- Current financial and economic topics
- Roadshows
- Corporate Governance
- 10 successful years in retrospect
- Financial Calendar 2003/2004

# Investor relations

Ratings and Analyses

| Ratings* | S & P | Moody's | Fitch |
|---|---|---|---|
| *Pfandbriefe* | | | |
| - public-sector | AAA | Aa1 | AAA |
| - mortgage | not rated | Aa2 | not rated |
| Long-term counterparty rating | BBB+ (outlook stable) | A2 (outlook stable) | A- (outlook stable) |
| Short-term counterparty rating | A-2 | P-1 | F2 |
| Notes issued under the Debt Issuance Program | | | |
| - Senior Unsecured Debt | BBB+ | A2 | not rated |
| - Subordinated Debt | BBB | A3 | not rated |
| Commercial Paper Program | A-2 | P-1 | not rated |

* This table contains our current ratings.

Rating Reports

| | |
|---|---|
| Standard & Poor's | Rating analysis as of Feb 07, 2002 and ratings as of June 03, 2003. |
| Moody's | Rating analysis as of June 2002 and rating confirmation as of March 07, 2003. |
| Fitch | Extract; the complete report can be obtained from Fitch. |

(Acrobat Reader required. Download Acrobat Reader ®)

# Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2002/2003



## Economic Growth and Interest Rate Outlook for the United States 2002/2003

Economic Growth

No doom and gloom - it's full steam ahead!

Once again, the U.S. economy did better than was forecasted by economists of investment banks and research institutes. According to the December 2001 Bloomberg economic survey, the U.S. GDP was projected to contract by 1.4% in the fourth quarter of 2001 and by 0.1% in the first quarter of 2002 (annualized rates). In fact, however, the U.S. economy grew by 1.7% and 6.1% in the two quarters referred to above. In light of this better-than-expected economic news, the investment banks and research institutes surveyed by the British company "Consensus Forecasts" were bound to revise upwards their growth forecast for the year 2002 as a whole from 0.7% in November 2001 to 2.7% in June 2002. At the same time, warnings that the economy might head for a double dip, in the headlines for months, have become less frequent in recent times[1]. Nevertheless, capital and money market participants still seem to doubt the sustainability of the present economic recovery. What other explanation could there be for the U.S. stock market malaise, falling bond market yields and the downward pressure on the dollar's external value? Bruce Steinberg, Chief Economist at Merrill Lynch hit the nail on the head when describing the situation: "The economy and the financial markets remain in parallel universes."

According to some capital market players the fact that the 2001 recession was comparatively mild necessarily implies a restrained recovery of the U.S. economy. In contrast to this, however, an analysis by two economists from the Federal Reserve Bank of St. Louis came to the conclusion that there is no significant correlation between the severity of a recession and the strength of the subsequent economic recovery[2]. The average GDP growth rate during an economic upturn - this being defined as the four consecutive quarters after the economy has bottomed out - hit as much as 7.5% after Word War II[3]. Against this background, even the growth forecast of Merrill Lynch, currently the most optimistic U.S. investment bank, which expects economic activity to move up by 4% in each of the three coming quarters[4], has to be regarded as moderate.

Other pessimists evoke a credit crunch scenario, referring to the allegedly high debt levels of U.S. companies and consumers. However interest payments from non-financial U.S. companies (measured by their cash flow) stayed slightly below the long-term average at the beginning of this year. In contrast to this, the consumers' interest burden has indeed reached a historic peak. During the first quarter of 2002 debt service payments for consumer and mortgage loans stood at 14.1% of the disposable personal income - thus nearly hitting the record level seen in the last quarter of 1986. However, at that time this did not at all hamper the consumers' spending spree. In the two subsequent years, i.e. 1987 and 1988, private consumption grew by 3.0% and 4.3% respectively. Besides, in its July 2001 Monthly Bulletin the Federal Reserve mentioned two further reasons, which put the consumer debt levels into perspective [5]. Firstly, the percentage of families who own their home increased from 63.9% at the beginning of 1991 to 67.5% at the beginning of 2001. Thus, rent payments were basically converted into the repayment of home mortgages. Furthermore, the

increased use of credit cards for transaction purposes automatically entails higher average debt levels, even if credit card balances are fully settled when due. Furthermore, economic pessimists often disregard the fact that the consumers' net assets continue to exceed their personal disposable income by five times, despite the dismal stock market situation. This is not least due to the sharp advance in home prices. The fact that a worrying increase of delinquency rates on consumer loans at U.S. commercial banks is not observable further corroborates our argumentation.

Indeed, at 2.7% in the first quarter of 2002, the percentage of delinquent loans in the total loan volume was historically low. In the light of the brightening economic prospects, the reluctance of commercial banks to grant new loans, and corporate loans in particular, has started to ebb away. In addition to this, the fact that the yield spread between corporate bonds with a BAA rating and long-term government bonds has basically remained unchanged for two years indicates that U.S. companies do not meet with major obstacles when tapping the capital markets, with the exception of the Commercial Paper market. And, last but not least, the anticipated sharp rise in corporate profits will leave more scope for an internal funding of corporate investment. Consequently the question why the alleged over-indebtedness in the United States might cause a credit crunch in an economic recovery of all scenarios remains unanswered. And, even more, when looking at the data on private household debt levels in the G7 countries, which were published by the OECD, this credit crunch would sooner materialize in Germany than in the United States. [6]

Against this background, we continue to believe that economic recovery is under way. Our optimistic stance is buttressed by the following arguments:

- First of all, the rebound in inventory investment has to be mentioned. In the first quarter of 2002, inventory investment contributed more than three percentage points to U.S. GDP growth, while it had weighed on the GDP growth rate during the six preceding quarters. In 2001, inventory liquidations had reduced GDP growth by 1.2 percentage points. So now the opposite effect can be expected, with restocking bolstering economic growth during several quarters as from 2002. Contrary to the forecasts by the double dippers there is no reason to fear that the U.S. economy might slide back into recession after the completion of these inventory adjustments. Production for restocking purposes generates income, which in turn will create additional potential for final domestic demand. When looking at post-World War II developments, a renewed GDP contraction resulting from a lack in final demand materialized only ever once, i.e. during the 1973-75 recession. Given that the total number of complete recessions during this period came to nine, the double dip scenario is an exception rather than the rule.

- There will be a sharp increase in public spending as the U.S. government plans to significantly raise defense expenditures.

- The reduction of personal income tax, a prolongation of the entitlement to unemployment benefits, higher tax refunds, low interest rates on consumer loans, falling energy prices and rising home prices provide a powerful stimulus to private consumption. These factors have assisted in moving consumer spending up by an annualized rate of 3.3% in the first quarter of 2002, even though auto sales saw a decline. Over the coming quarters, private consumption will be bolstered by an increase in the total volume of wage payments. Higher employment levels will more than compensate the decelerating growth rate of wages per hour. Another argument in favor of robust consumer spending is the fact that real estate markets continue to prosper thanks to low mortgage loan rates. This, in turn, is set to stimulate

demand for housing-related items.

- Exports will benefit from brightening global economic prospects and the weaker U.S. dollar.

- Corporate investment, which has often been considered as the problem child of the U.S. upturn, is set to regain momentum in the coming quarters. First of all, investment in information technology soared by an annualized rate of 8.6% as early as in the first quarter of this year. The overall decline in private fixed investment was mostly due to sluggish investment in structures -a segment which tends to lag behind the economic cycle. Secondly, in view of the short depreciation periods, the double-digit increase in investment in equipment and software in 1998 and 1999 gives reason to expect that the equipment bought at that time will be replaced in the course of this and the next year. Furthermore, in the wake of the slump in investment activity in 2001, the share of investment in equipment and software in the overall GDP has been on the decline and currently stands at the level of year-end 1998. It can thus be assumed that most of the investment bubble has vanished by now. Thirdly, the positive development of corporate profits, which we regard by far as the most important determinant for investment-decisions, will even further fuel investment activity. NIPA profits after tax exceeded the previous year's level by as much as 11% in the first quarter of this year. Thanks to the impressive increase in labor productivity during the last two quarters and a less pronounced increase in wages per hour, U.S. companies succeeded in bringing down unit labor costs [7]. This leads to a widening of profit margins even in an environment that is characterized by price stability. Unit labor costs are set to drop even further, given that the acceleration in productivity, partially cyclical, will continue in the coming quarters, and that the dismal labor market situation in 2001 will have retarding effects on this year's wage development. As a result profit margins will widen even further. Combined with the cyclical move-up in sales this development will translate into soaring corporate profits.

Taking all these factors into account, we expect the U.S. economy to grow by 2.9% in 2002 and 3.9% in 2003.

## Development of Consumer Prices

Inflation risks are not in sight

Due to falling energy prices the year-on-year growth rate of the consumer price index fell from 3.7% at the beginning of the year to a low of 1.1% in February 2002. In May, inflation stood at 1.2%. Core inflation hovered around 2.6% in the period under review and came to 2.5% in May.

We forecast that the year-on-year change rate of the consumer price index will exceed the 2% mark due to base effects in the final quarter of this year. However, inflation is again expected to fall below this mark in 2003. Historical developments corroborate this forecast: after World War II inflation has always decelerated after a recession (except from the 1949 contraction). The economic reason for this phenomenon is the fact that during an economic upturn, labor productivity gains momentum for cyclical reasons, which, in turn, brings down unit labor costs. We do not see any reason why the current inflation development should deviate from this historical pattern, given the substantial under-utilization of capacities in the industrial sector and the economy as a whole, and the fact that unit labor costs were on the decline for the second quarter in succession. According to economic surveys by several research institutes in the United

States, U.S. companies have been reporting higher input costs for several months. However, from our point of view, these price increase at the early stages of the production chain point to an economic recovery rather than to inflation risks. In 1994 a much sharper increase in prices at the early stages of the production chain did not result in any significant upward pressures on consumer prices. In its most recent Beige Book, the Federal Reserve comes to a similar conclusion: "New York and Dallas reported that manufacturers generally were not able to pass along higher input costs."[8]

### Key Interest Rates

No interest rate hikes before November 2002

After its latest meeting on June 26, 2002 the Federal Reserve Open Market Committee (FOMC) announced that it considered the risks to achieving its long-term objectives, i.e. sustainable economic growth and price stability, as being balanced. Against the background of the ailing U.S. stock markets, which mirror the wide spread uncertainty, the FOMC is expected to maintain its neutral stance at its forthcoming meeting in August 2002, despite the clear signs of an economic upturn. The fact that there are no inflation risks at the consumer price level makes the decision to postpone the return to a tighter monetary policy all the easier. We expect that the Fed will allude to forthcoming interest rate hikes after the September FOMC meeting by indicating its "bias to tighten". These interest rate hikes will then be effected in November 2002. The main argument for raising key interest rates in autumn 2002 is the fact that, at a federal funds target rate of no more than 1.75%, U.S. monetary policy is extremely accommodative. In real terms, key interest rates stand between +0.75% and -0.75%, depending on the parameters applied in the calculation. The current level of real interest rates thus provides a powerful monetary stimulus to the U.S. economy whose potential growth comes to around 3.5% per year according to our estimates. Furthermore, the ISM Manufacturing and Non-Manufacturing Indices, to which the Federal Reserve attaches particular importance, showed that the U.S. economy turned onto a clearly expansionary path in May. Nevertheless, according to the minutes of the March FOMC meeting, the Federal Reserve has, in view of the current economic situation, decided to continue to keep a close eye on corporate investment: "Once the ongoing inventory correction was completed, however, it was not clear to what extent final demand in key sectors of the economy, notably business capital investment, would provide support for further economic growth."[9] However, as we expect a rebound in investment activity - and this can already be seen from the development of orders for capital goods (without defense) - the concerns of the FOMC with regard to corporate investment are set to dwindle in the coming months.

Despite our positive growth scenario, we do not expect the output gap to be closed before year-end 2003. As a result, immediate inflation risks are not in sight, which enables the Federal Reserve to implement interest rate hikes in small steps. Against this background, we forecast that the federal funds target rate will attain 2.25% at year-end 2002 and 4.25% at year-end 2003. Despite this forecasted massive monetary tightening, the Federal Reserve is still set to pursue a slightly expansionary monetary policy at year-end 2003.

### Bond Market Trends

Sustainable economic recovery - yields will hit 6.0% in spring 2003

The flood of positive economic news at first, not surprisingly, fuelled the development of long-term government bond yields. Yields for 10-year U.S. Treasury notes increased from 4.1% at the beginning of November 2001 to more than 5.4% in the second half of March 2002. Since then, however, yields have been on the decline. At the end of June 2002, effective yields for 10-year government bonds dropped below 4.8%. The U.S. bond markets benefited from the persistent Wall Street malaise and economic crises in a number of emerging market countries. The sentiment amongst stock market participants was hurt by a number of factors. First of all, as a result of the Enron and WorldCom disasters, investors have become increasingly concerned about the reliability of the accounting and reporting practices of U.S. companies. Secondly, the objectivity of analysts was under fire after it has been revealed that an important U.S. investment bank had issued certain buy recommendations to serve its own interests. Thirdly, in view of the geopolitical tensions there is a threat of military action, which could result in soaring crude oil prices. And finally, a number of capital market players still seem to be concerned that the economy will return onto a downward path - or even slide back into recession - once the stimulus from inventory restocking has tapered off.

However, the uncertainty which currently dominates the markets and which is partly mirrored in the sharp increase in gold prices, is set to dwindle once the forecasted economic recovery continues to gain ground. With an interest rate hike by the Federal Reserve, which we expect for November 2002, the economic upturn will be "officially acknowledged". As a result, the trailing price/earnings ratios of U.S. stocks will be brought back to a more reasonable level as soon as the companies that are listed in the S&P 500 Index report the double-digit increase in corporate profits per share, as forecasted by us. Furthermore, during the past 10 years, the annual growth rate of earnings per share on average exceeded the corresponding growth rate of corporate profits after tax in the national income and product accounts by less than one percentage point. This shows that the alleged misrepresentation of the earnings situation of U.S. companies who report their results in accordance with US-GAAP cannot be too significant. We therefore expect that the forecasted recovery of the U.S. stock markets will result in the restructuring of portfolios to the disadvantage of bonds. This development will be pushed by the current real yield for 10-year government bonds, which, at 2.5% [10], is extremely low in a scenario of an economic upturn. In addition to this there is the possibility that worries over inflation, albeit unjustified, might once more grip the markets during the continuing economic upturn. However, unlike in 1994, the upward movement in prices at the early stages of the production chain, as evidenced by several economic surveys, has not yet triggered inflation fears on the capital markets. We therefore expect 10-year U.S. Treasuries to yield 6.0% in spring 2003.

Essen, June 28, 2002
Dirk Chlench, Tel: +49 201 8135-442

1. See: Dirk Chlench, "Don't bet on a double dip in the United States", January/February 2002, http://www.essenhyp.com/investors/heads.cfat.html
2. See: Kevin L. Kliesen and Daniel L. Thornton, "Does a mild recession imply a weak recovery?", April 2002, National Economic Trends, Federal Reserve Bank of St. Louis
3. See: Kevin L. Kliesen, "Full Steam Ahead?", April 2002, The Regional Economist, p. 19, Federal Reserve Bank of St. Louis
4. See: Bruce Steinberg, "Forecast Addendum", 31 May 2002, Merrill Lynch
5. See: Federal Reserve Bulletin, "The U.S. Flow of Funds Accounts and their

Uses", July 2001, p. 434f.

6. See: OECD Outlook, Volume 2001/2, No. 70, December, p. 261
7. See VI. Current Developments
8. See: The Beige Book, Summary, June 2002, http://www.federalreserve.gov/FOMC/BeigeBook/2002/20020612/Default.htm
9. See: http://www.federalreserve.gov/fomc/MINUTES/20020319.HTM
10. deflated by the year-on-year change rate of the consumer price index less energy and food

---

  

# Interest Rate Forecast

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: 0049 201 8135 442 or e-mail to: Dirk.Chlench@essenhyp.com

- Forecast meeting Mar 27, 2003
- Forecast meeting Nov 6, 2002
- Forecast meeting Aug 19, 2002
- Forecast meeting May 14, 2002
- Forecast meeting Feb 07, 2002
- Forecast meeting Oct 01, 2001
- Forecast meeting Jun 19, 2001
- Forecast meeting Jan 24, 2001
- Forecast meeting Nov 22, 2000
- Forecast meeting Sep 14, 2000
- Forecast meeting Jul 18, 2000
- Forecast meeting May 16, 2000

# Investor relations

## Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics in a bimonthly manner. The attached economic charts illustrate our findings. We monitor economic and financial developments in the USA, the euro area and Japan. If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to: Dirk.Chlench@essenhyp.com

### Articles in 2003

- Germany/Europe: Build up anti-cyclical stock positions March/April 2003
- USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003? January/February 2003

### Articles in 2002

- USA: The last ray of hope for the world economy November/December, 2002
- Germany: From powerhouse to poorhouse of Western Europe? September/October, 2002
- USA: The U.S. consumers are well alive and kicking! July/August, 2002
- World:Real interest rates and funding conditions May/June 2002
- Euro area: Markets will once again beat economists on ECB rates! March/April 2002
- USA: Don't bet on a double dip in the United States! January/February 2002

### Articles in 2001

- World: Will the New Economy Continue? November/December 2001
- USA: We definitely continue to believe in a V-shaped recovery September/Oktober 2001
- Germany: Searching for the trough of the business cycle July/August 2001
- USA: The most recent rise in bond prices is just a pause in a bear market May/June 2001
- Japan: A brief review of the recent BOJ monetary policy March/April 2001
- USA: U.S. economic slowdown will only lead to a short-term dollar weakening January/February 2001

### Articles in 2000

- Euro area: "New Economy" in the euro area will lead to a Euro rebound November/December 2000
- Japan: Will the Recovery result in an ongoing strong expansion? September/October 2000
- USA: A flexible labor market is the key issue for a bull market. July/August 2000
- Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market ? May/June 2000
- USA: Overvalued US stock market - so what? March/April 2000
- Germany: The return of inflation? January/February 2000

### Articles in 1999

- World: The role of asset prices in US Fed and ESCB monetary policy December 99
- World: Some Thoughts on the 'liquidity' argument November 1999
- USA: Inflation-led interest rate fears - and rightly so? October 1999
- USA: Don't stay long in bonds September 1999
- Euro area: A review of the first six months of the euro currency August 1999
- USA: Do we get a bear market like in 1994 ? July 1999
- USA: Real Wages versus Unemployment Rate June 1999
- Germany: Consumer Price Inflation Forecast for 1999/2000 May 1999
- Euro Area: Implied inflation expectations April 1999
- Euro Area: Real 3-month interest rates March 1999
- USA: Personal savings rate February 1999

# Investor relations

Roadshows

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

Our latest roadshow presentation "Economic and Interest Rate Outlook"
is available for download here.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our Glossary.

## Roadshows:

| Key Dates | City |
|---|---|
| **17.06.2003** | **Zurich** |
| **30.06.-09.07.2003** | **Central and Eastern Europe, Scandinavia** |
| 30.06.2003 | Frankfurt |
| 01.07.2003 | Budapest, Vienna |
| 02.07.2003 | Bratislava, Prague |
| 03.07.2003 | Zagreb |
| 04.07.2003 | Athens |
| 07.07.2003 | Helsinki, Stockholm |
| 08.07.2003 | Oslo, Kopenhagen |
| 09.07.2003 | Warsaw |

Subject to alterations

## Investor relations

### Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

- Declaration of Compliance with the German Corporate Governance Code (PDF)
- Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (PDF)

**Declaration of Compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (*AktG*)**

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, the Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This explains why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, announced in the official section of the electronic Federal Gazette (*Bundesanzeiger*) on August 20, 2002, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

A directors' and officers' liability insurance (D&O insurance) policy has been taken out for the members of both the Board of Managing Directors and the Supervisory Board. This insurance is maintained directly by our parent company, the Commerzbank Aktiengesellschaft. It also covers the members of the Board of Managing Directors and the Supervisory Board members of affiliated companies. At present, this insurance does not include a suitable deductible within the meaning of Section 3.8.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. Given that the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Credit Committee of the Supervisory Board, which also deals with the bank's credit and market risks. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in

accordance with Section 5.5.2. Contrary to Section 5.5.3 the General Meeting is not informed about such conflicts of interest.

Given that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as the Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the only source of information available to them.

# Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

## 1 Preamble

### 1.1 Implementation of the German Corporate Governance Code.

The German Corporate Governance Code Commission (the "Code Commission") set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The German Corporate Governance Code contains the following three elements:

- a presentation of applicable law
- recommendations of the Code Commission regarding the management and supervision of companies
- suggestions

This Code of best practice, as amended on November 7, 2002, has been officially published by the Federal Ministry of Justice, and is complemented by a provision in the German Stock Corporation Act (*AktG*) pursuant to which the Board of Managing Directors and the Supervisory Board of listed stock corporations (*Aktiengesellschaften*) are required to declare every year whether these recommendations were complied with and which recommendations were not applied (the "comply-or-explain declaration").

The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (hereinafter referred to as the "Code") complies with the requirements set out in the German Corporate Governance Code, except from those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not set up consolidated accounts.

The Code clarifies the rights of shareholders who provide Essen Hyp with the necessary equity capital and bear the entrepreneurial risk. At the same time, it presents the rules set out in the Articles of Association and the rules of procedure for the Supervisory Board and the Board of Managing Directors.

## 1.2 Board system of Hypothekenbank in Essen Aktiengesellschaft

A dual board system is prescribed by law for Hypothekenbank in Essen Aktiengesellschaft as a German stock corporation.

The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company, whereby the individual members are responsible for the areas assigned to them within the framework of Board resolutions. The chairman of the Board of Managing Directors co-ordinates the work of the Board members. Subject to certain legal provisions, such as Section 15 of the German Banking Act (*KWG*), Board resolutions are passed with the majority of votes cast.

The Supervisory Board appoints, supervises and advises the members of the Board of Managing Directors and is directly involved in decisions of fundamental importance to the company. The chairman of the Supervisory Board co-ordinates the work of the Supervisory Board.

Two thirds of the members of the Supervisory Board are elected by the shareholders at the General Meeting. The two remaining members of the Supervisory Board are staff representatives who are elected by the bank's employees at a secret ballot. The chairman of the Supervisory Board is appointed by the Commerzbank Aktiengesellschaft, being the majority shareholder. His deputy is appointed by the minority shareholder. Subject to certain legal provisions, Supervisory Board resolutions are passed with the majority of votes cast. In the case of a tie – also at elections – the chairman of the meeting has the casting vote. Both, the representatives elected by the shareholders and the staff representatives are obliged to act in the company's best interests.

The company's accounting follows the 'true and fair view' principle and presents a view of the company's net assets, financial position and earnings situation that corresponds to the actual circumstances.

As a rule this Code will be reviewed and, if necessary, adjusted once a year in the light of national and international developments and changes within the company.

## 2 Shareholders and General Meeting

### 2.1 Shareholders

2.1.1 Shareholders exercise their rights at the General Meeting and vote there.

2.1.2 Each share carries one vote. There are no shares with multiple voting rights, preferential voting rights (golden shares) or maximum voting rights.

### 2.2 General Meeting

2.2.1 The Board of Managing Directors submits the Annual Financial Statements to the General Meeting. The General Meeting decides on the appropriation of profit and the discharge of the acts of the Board of Managing Directors and of the Supervisory Board. It also elects the shareholders' representatives to the Supervisory Board and the auditors.

Furthermore, the General Meeting decides on the Articles of Association, the object of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations and the issuance of new shares, convertible bonds, bonds with warrants and profit-sharing certificates, or it authorizes the Board of Managing Directors to issue them with the approval of the Supervisory Board. In addition, the General Meeting decides on the authorization to purchase own shares.

2.2.2 When new shares are issued, shareholders shall have a subscription right reflecting their respective share of the equity capital, unless the General Meeting decides otherwise.

2.2.3 Each shareholder is entitled to participate in the General Meeting, to take the floor on matters on the agenda and to submit materially relevant questions and proposals.

2.2.4 The chairman of the General Meeting shall ensure that the meeting runs smoothly.

### 2.3 Invitation to the General Meeting, Proxies

2.3.1 The Board of Managing Directors shall convene the General Meeting at least once a year, giving details of the agenda. A quorum of shareholders is entitled to require that a General Meeting be convened and the agenda extended. The Board of Managing Directors shall not only make available the reports and documents that are required by law for the General Meeting, including the Annual Report, during the meeting itself, but also send them to the shareholders on request.

2.3.2 The bank facilitates the personal exercising of shareholders' rights and also assists the shareholders in the use of proxies. The Board of Managing Directors arranges for the appointment of a representative to exercise shareholders' voting rights in accordance with their instructions.

## 3 Co-operation between the Board of Managing Directors and the Supervisory Board

3.1 The Board of Managing Directors and the Supervisory Board shall co-operate closely to the benefit of the company.

3.2 The Board of Managing Directors co-ordinates the bank's business strategy with the Supervisory Board and discusses the current state of strategy implementation with the Supervisory Board at regular intervals.

3.3 Pursuant to specific provisions set out in the Articles of Association, by the Supervisory Board and in the German Banking Act (*KWG*), transactions of fundamental importance require the approval of the Supervisory Board. These transactions include decisions or measures which fundamentally alter the company's asset, financial or earnings situation, as well as fundamental credit decisions.

3.4 Providing the Supervisory Board with sufficient information is the joint responsibility of the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors shall inform the Supervisory Board regularly, without delay and comprehensively, about all issues that are relevant to Essen Hyp with regard to planning, business development, the risk situation and risk management. The Board of Managing Directors reports on deviations of the actual plans from previously formulated targets, indicating the reasons for these deviations.

The Supervisory Board specifies the information and reporting duties of the Board of Managing Directors. The reports of the Board of Managing Directors to the Supervisory Board are, as a rule, to be submitted in writing. Documents required for decision-making such as, in particular, the Annual Financial Statements and the Auditors' Report are, to the extent possible, forwarded to the members of the Supervisory Board in due time prior to the meeting.

3.5 Good corporate governance requires an open dialogue between the Board of Managing Directors and the Supervisory Board, as well as amongst the members within the Board of Managing Directors and the Supervisory Board. The strict observance of confidentiality is of paramount importance for this.

All Board members shall ensure that the staff members they employ also comply with the obligation to maintain confidentiality.

3.6 As necessary, the Supervisory Board meets without the Board of Managing Directors.

3.7 In the event of a takeover bid, the Board of Managing Directors and the Supervisory Board of the bank as the target company must submit a statement of their reasoned position so that the shareholders can make an informed decision on the bid.

After the announcement of a takeover bid, the Board of Managing Directors may not take any actions outside the ordinary course of business that could prevent the success of the bid unless the Board of Managing Directors has been authorized by the General Meeting, or the Supervisory Board has given its approval. In making their decisions, the Board of Managing Directors and the Supervisory Board are obliged to act in the best interests of the shareholders and of the company.

3.8 The members of the Board of Managing Directors and the Supervisory Board shall comply with the rules of proper corporate management. If they violate the due care and diligence of a prudent and conscientious member of the Board of Managing Directors or the Supervisory Board, they are liable to the bank for damages.

The bank has taken out a directors' and officers' liability insurance (D&O insurance) policy for the Board of Managing Directors and the Supervisory Board, placed through the majority shareholder, the Commerzbank Aktiengesellschaft.

3.9 Pursuant to Section 15 of the German Banking Act (*KWG*) the extension of loans from the company to members of the Board of Managing Directors or the Supervisory Board or their relatives (spouses and children who are still minors) requires the unanimous approval of the Board of Managing Directors, as well as the prior consent of the Supervisory Board.

3.10 The Board of Managing Directors and the Supervisory Board shall report in each year's Annual Report on the company's Corporate Governance. This includes the explanation of possible deviations from the recommendations of the German Corporate Governance Code.

## 4 The Board of Managing Directors

### 4.1 Tasks and Responsibilities

4.1.1 The Board of Managing Directors is responsible for independently managing the company. In doing so, it is obliged to act in the company's best interests and undertakes to increase the sustainable value of the company.

4.1.2 The Board of Managing Directors develops the company's strategy, co-ordinates it with the Supervisory Board and ensures its implementation.

4.1.3 The Board of Managing Directors shall ensure that all provisions set out by law are complied with.

4.1.4 The Board of Managing Directors ensures appropriate risk management and risk controlling within the company.

## 4.2 Composition and Compensation

4.2.1 The Board of Managing Directors is composed of several persons and has a chairman. Rules of procedure, which require the approval of the Supervisory Board, govern co-operation within the Board of Managing Directors. The Board of Managing Directors co-operates on a basis of trust with the bank's other bodies and the employee representatives to the benefit of the company.

4.2.2 The compensation of the members of the Board of Managing Directors is fixed by the Presiding Committee of the Supervisory Board at an appropriate amount, based on a performance assessment. Criteria for determining the appropriateness of the compensation are, in particular, the tasks of the respective Board member, his performance and the results of the business segments for which he is responsible, the economic situation, and the performance and future prospects of the bank, taking into account its competitors.

4.2.3 The compensation of the members of the Board of Managing Directors is composed of a fixed salary and variable elements. The variable part of the compensation includes result- and performance-linked components and is based on the achievement of business success, the results of the business segments for which the respective Board member is responsible, and his individual performance.

4.2.4 The compensation of the members of the Board of Managing Directors is reported in the Notes to the Annual Accounts, broken down into fixed salary and variable components, each in a single sum.

## 4.3 Conflicts of Interest

4.3.1 During their employment with Essen Hyp, the members of the Board of Managing Directors are subject to a comprehensive non-competition obligation.

4.3.2 In connection with their work, the members of the Board of Managing Directors and employees may neither demand nor accept from third parties payments or other benefits for themselves or for any other person, nor grant unlawful advantages to third parties.

4.3.3 The members of the Board of Managing Directors are bound by the company's best interests. No member of the Board of Managing Directors will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

4.3.4 Each member of the Board of Managing Directors must disclose conflicts of interest to the Supervisory Board without delay and inform the other members of the Board of Managing Directors. All transactions between the company and the members of the Board of Managing Directors, persons they are closely related to or companies they have a personal association with must meet the standards that are customary in the sector. Important transactions require the approval of the Supervisory Board or the Committee responsible according to the rules of procedure of the Supervisory Board.

4.3.5 Sideline activities of the members of the Board of Managing Directors, especially Supervisory Board mandates outside the company, are subject to the approval of the Supervisory Board.

## 5 The Supervisory Board

### 5.1 Tasks and Responsibilities

5.1.1 The task of the Supervisory Board is to provide continuous advice to and to monitor the work of the Board of Managing Directors in the management of the company. The Supervisory Board must be involved in all decisions that are of fundamental importance to the company.

5.1.2 The Supervisory Board appoints and dismisses the members of the Board of Managing Directors. Together with the Board of Managing Directors, the Presiding Committee of the Supervisory Board ensures that there is long-term successor planning. The Supervisory Board has delegated the preparations for the appointment of members to the Board of Managing Directors to the Presiding Committee, which also lays down the conditions of the employment contracts, including compensation.

A re-appointment prior to one year before the end of the appointment period with a simultaneous termination of the current appointment may only take place under special circumstances. For members of the Board of Managing Directors there is a fixed age limit of 65 years.

5.1.3 The Supervisory Board has issued rules of procedure.

## 5.2 Tasks and Powers of the Chairman of the Supervisory Board

The chairman of the Supervisory Board co-ordinates the work within the Supervisory Board and chairs its meetings.

The chairman of the Supervisory Board also chairs the Presiding Committee which, inter alia, deals with the employment contracts of the members of the Board of Managing Directors.

The chairman of the Supervisory Board maintains close contact with the Board of Managing Directors, and with the chairman in particular, in order to discuss the strategy, business development and risk management of the company. The chairman of the Supervisory Board shall, without delay, be informed by the chairman of the Board of Managing Directors of any events material for the assessment of the company's situation and development, or for the management of the company. The chairman of the Supervisory Board shall then inform the Supervisory Board and, as necessary, convene an extraordinary meeting of the Supervisory Board.

## 5.3 Formation of Committees

5.3.1 Depending on the specific features of the company and the number of Supervisory Board members, the Supervisory Board has formed a Presiding Committee and a Credit Committee from within itself. These two committees serve to increase the efficiency of the Supervisory Board's work and deal with more complex issues. The chairman of each committee regularly reports to the Supervisory Board on the work of the respective committee.

5.3.2 The rules of procedure of the Supervisory Board provide for committees to make decisions in place of the Supervisory Board. The Presiding Committee prepares Supervisory Board meetings, at which personnel decisions are to be made.

5.3.3 The Supervisory Board can delegate other subjects to be handled by one or several committees. These subjects include the strategy of the company, the compensation of the members of the Board of Managing Directors, investments and financing.

## 5.4 Composition and Compensation

5.4.1 When submitting proposals for the election of Supervisory Board members, care shall be taken that the Supervisory Board, is, at all times, composed of members who, as a whole, have the required knowledge, ability and expertise to properly complete their tasks and are sufficiently independent. Furthermore, the international activities of the company and potential conflicts of interest are taken into account.

5.4.2 To ensure the Supervisory Board's independent advice and supervision of the Board of Managing Directors, not more than one former member of the Board of Managing Directors shall be a member of the Supervisory Board. Moreover, Supervisory Board members shall not hold directorships or similar positions with main competitors of the bank or provide any advisory services to them.

5.4.3 The members of the Supervisory Board shall ensure that they have sufficient time to perform their mandate. Members of the Board of Managing Directors of a listed company shall not accept more than five Supervisory Board mandates in non-group listed companies.

5.4.4 The election or re-election of all Supervisory Board members takes place at the same time, and as a rule for the longest admissible period of office. Elections to replace members are for the remaining period of office of a member of the Supervisory Board who resigns prematurely, or, if the resigning member's period of office was shorter than the regular period of office in accordance with sentence 1 of this Section, up to the end of the period of office of the other members of the Supervisory Board who have been appointed for the longest admissible period of office.

5.4.5 The compensation of the members of the Supervisory Board is specified in the Articles of Association. It is based upon the responsibilities and tasks of the members of the Supervisory Board, as well as the economic situation and performance of the company. Also taken into account are the holding of a chair or deputy chair position in the Supervisory Board, as well as the chairmanship and membership in any Supervisory Board committee.

The members of the Supervisory Board receive fixed as well as performance-related compensation. The latter is based upon the dividend payments to the bank's shareholders. .

The compensation of the members of the Supervisory Board is reported in the Notes to the Annual Accounts, broken down according to components, each in a single sum. Should, by way of exception, compensation be paid to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services, these payments are shown separately in the Notes to the Annual Accounts.

5.4.6 If a member of the Supervisory Board has taken part in less than half of the meetings of the Supervisory Board in a financial year, this will be noted in the Report of the Supervisory Board.

## 5.5 Conflicts of Interest

5.5.1 All members of the Supervisory Board are bound to act in the company's best interests. No member of the Supervisory Board will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

5.5.2 Each member of the Supervisory Board shall inform the chairman of the Supervisory Board of any conflicts of interest, especially those which may result from a consultant or directorship position with clients, suppliers, lenders or other business partners. If necessary, the chairman of the Supervisory Board will then have the Presiding Committee discuss the issue. The chairman of the Supervisory Board shall disclose his own conflicts of interest to the Supervisory Board or the Presiding Committee.

5.5.3 Material and not merely temporary conflicts of interest with respect to the person of a Supervisory Board member shall result in the termination of his mandate.

5.5.4 Advisory and other service agreements between a member of the Supervisory Board and the bank require the Supervisory Board's approval.

### 5.6 Examination of Efficiency

The Supervisory Board shall examine the efficiency of its activities on a regular basis.

## 6 Transparency

6.1 The Board of Managing Directors shall disclose without delay any new facts within the company's field of activity that are not known publicly if they are likely to substantially influence the price of the company's listed securities, due to their impact on the asset and financial situation or general business development.

6.2 As soon as the company becomes aware of the fact that an individual acquires, sells or by any other means exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the company, the Board of Managing Directors shall disclose this fact without delay.

6.3 The company's treatment of all shareholders in respect of information shall be the same. The company shall also disclose all new facts made known to financial analysts and similar addressees to its shareholders without delay.

6.4 The company shall use suitable communication media, such as the internet, to inform shareholders and investors in a prompt and uniform manner.

6.5 Any information which the company discloses abroad in compliance with applicable capital market law provisions will also be disclosed domestically without delay.

6.6 As part of the bank's regular information policy, the dates of its most important regular publications (including the Annual Report, Interim Reports, General Meeting) are published sufficiently in advance in a 'financial calendar'.

6.7 Any information on the company disclosed by Essen Hyp shall also be published on the bank's website. The website shall have a clear structure.

## 7.1 Reporting

7.1.1 Third parties receive their information through the Annual Financial Statements. During the financial year, they receive additional information in the form of interim reports that are published at the end of the second and third quarters. The Annual Financial Statements and Interim Reports are prepared according to national legislation, i.e. the provisions set out in the German Commercial Code (*HGB*), which also form the basis for taxation.

7.1.2 The Annual Financial Statements are prepared by the Board of Managing Directors and examined by the auditors and the Supervisory Board. The Annual Financial Statements shall be publicly accessible within 90 days of the end of the financial year; Interim Reports shall be publicly accessible within 45 days of the end of the reporting period.

7.1.3 The company publishes a list of third party companies in which it has a participating interest that is not of minor importance for the company. The trading portfolios of the bank, on which voting rights are not exercised, are disregarded in this context. In accordance with the German Commercial Code (*HGB*) the following information is provided in the bank's Annual Accounts: name and registered office of the company, the amount of the interest, the amount of equity and the operating result of the past financial year.

7.1.4 Notes on the relationships with shareholders who are considered 'related parties' pursuant to the applicable accounting regulations, shall be provided in the Annual Financial Statements.

## 7.2 Audit of the Annual Financial Statements

7.2.1 Prior to submitting a proposal for election, the Supervisory Board will obtain a statement from the proposed auditor stating whether, and where applicable, which professional, financial and other relationships exist between the auditor and its executive bodies and head auditors on the one hand, and the company and its Board members on the other hand, that could call its independence into question. This statement shall include the extent to which other services were performed for the company in the past year, especially in the field of consultancy, or which are contracted for the following year.

The Supervisory Board agrees with the auditor that the chairman of the Supervisory Board will be informed immediately of any grounds for disqualification or partiality occurring during the audit, unless such grounds are eliminated.

7.2.2 The Supervisory Board shall commission the auditor to carry out the audit and conclude an agreement on the latter's fee.

7.2.3 The Supervisory Board shall arrange for the auditor to report on all facts and events of importance for the tasks of the Supervisory Board which arise during the performance of the audit.

The Supervisory Board shall arrange for the auditor to inform it and/or note in the Auditors' Report if, during the performance of the audit, the auditor comes across facts which show a misstatement by the Board of Managing Directors and Supervisory Board on the Corporate Governance Code.

7.2.4 The auditor takes part in the Supervisory Board's deliberations on the Annual Financial Statements and reports on the relevant results of the audit. He is available to answer the questions the members of the Supervisory Board may have.

# Business progress of Hypothekenbank in Essen AG

## 10 Successful Years in Retrospect

| Figures in Euro m, year-end balance *) | 1987 | 1993 | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Claims outstanding:** | | | | | | | | | | | |
| Mortgage loans | 108 | 1,331 | 1,295 | 1,386 | 1,565 | 1,715 | 1,827 | 1,841 | 2,271 | 3,003 | 4,290 |
| Public-sector loans | 603 | 7,409 | 8,282 | 13,505 | 21,675 | 29,389 | 35,873 | 39,810 | 36,097 | 36,841 | 35,870 |
| Bonds and notes **) | 31 | 589 | 976 | 2,142 | 1,022 | 2,689 | 5,918 | 10,701 | 16,493 | 24,349 | 24,286 |
| Other claims | 0 | 460 | 491 | 174 | 461 | 672 | 888 | 1,591 | 2,415 | 2,703 | 4,035 |
| **Bonds and notes issued:** | | | | | | | | | | | |
| Mortgage *Pfandbriefe* | 39 | 917 | 869 | 977 | 1,176 | 1,219 | 1,087 | 1,078 | 1,272 | 1,305 | 1,884 |
| Public-sector *Pfandbriefe* | 819 | 8,007 | 8,960 | 14,160 | 21,438 | 30,077 | 38,684 | 48,379 | 47,015 | 54,519 | 50,738 |
| Other bonds and notes / other liabilities | 0 | 1,103 | 1,316 | 2,031 | 2,192 | 3,418 | 4,872 | 5,281 | 9,170 | 12,182 | 16,855 |
| **New lending commitments:** | | | | | | | | | | | |
| Mortgage loans | 135 | 289 | 166 | 329 | 427 | 266 | 415 | 574 | 1,216 | 1,366 | 1,627 |
| Public-sector loans | 875 | 2,492 | 2,735 | 8,719 | 10,124 | 14,238 | 14,856 | 16,706 | 13,714 | 5,297 | 4,235 |
| Bonds and notes**) | 31 | 177 | 438 | 1,547 | 1,306 | 2,907 | 4,518 | 6,771 | 12,494 | 16,632 | 12,420 |
| **Capital and reserves:** | | | | | | | | | | | |
| Subscribed capital and reserves***) | 41 | 141 | 157 | 260 | 265 | 311 | 377 | 454 | 426 | 554 | 554 |
| Profit-sharing capital | 0 | 31 | 36 | 54 | 54 | 129 | 187 | 243 | 255 | 279 | 284 |
| Subordinated liabilities | 0 | 33 | 33 | 130 | 130 | 155 | 189 | 244 | 244 | 298 | 297 |
| **Balance-sheet total:** | 1,103 | 10,336 | 11,441 | 17,734 | 25,393 | 35,471 | 45,596 | 55,905 | 58,771 | 69,553 | 70,979 |
| **Net interest and commission income:** | 5.0 | 35.9 | 48.9 | 74.3 | 98.9 | 125.8 | 149.9 | 168.6 | 161.2 | 170.9 | 187.5 |
| **General operating expenses:** | | | | | | | | | | | |
| Personnel expenses | 0.8 | 4.5 | 5.0 | 6.2 | 6.9 | 8.4 | 8.0 | 9.3 | 9.8 | 10.6 | 10.8 |
| Other administrative expenses | 0.7 | 2.4 | 2.6 | 3.7 | 4.6 | 5.9 | 7.1 | 8.2 | 8.9 | 9.5 | 9.4 |
| Depreciation on and value adjustments to intangible and fixed assets | 0.1 | 3.4 | 1.9 | 3.3 | 2.2 | 1.6 | 1.5 | 3.2 | 3.5 | 3.4 | 3.0 |
| **Operating result:** | 5.1 | 36.3 | 23.9 | 42.0 | 55.5 | 78.4 | 105.7 | 120.2 | 98.5 | 108.1 | 112.3 |
| **Net income for the year:** | 3.1 | 17.3 | 13.1 | 20.5 | 26.9 | 38.7 | 53.0 | 64.8 | 66.7 | 72.3 | 76.2 |
| **Allocation to revenue reserves:** | 3.1 | 5.1 | 0 | 5.1 | 5.1 | 15.3 | 25.6 | 33.2 | 0 | 0.0 | 0.0 |
| **Total distribution:** | 0.0 | 12.2 | 13.1 | 15.3 | 21.8 | 23.3 | 27.4 | 31.6 | 66.7 | 72.3 | 76.2 |

Notes: *) up to 1991 acc. to old accounting regulations

**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.

***) after deduction of unpaid capital subscriptions in 1993

# Investor relations

## Financial Calendar 2003/2004

| Key Dates 2003 | |
|---|---|
| Mid-August 2003 | Interim Report as of June 30, 2003 |
| Mid-November 2003 | Interim Report as of September 30, 2003 |

| Key Dates 2004 | |
|---|---|
| March 18, 2004 | Annual General Meeting and (Supervisory Board) Meeting on the 2003 Annual Accounts |
| March 19, 2004 | Press Conference on the 2003 Annual Accounts and publication of the German version of our 2003 Annual Report |
| May 2004 | Publication of the English version of our 2003 Annual Report |
| Mid-August 2004 | Interim Report as of June 30, 2004 |
| Mid-November 2004 | Interim Report as of September 30, 2004 |

## Credit Research

Overview

### Public-sector Loans

**Breakdown of public-sector cover pool**
- by rating
- by borrowers and regions
- by countries
- by risk weighting
- derivatives serving as cover

**Cover pool at market value**
- Development/ Stress scenario

- **Surplus cover**

**Breakdown of new lending commitments**
- by rating
- by borrowers and regions
- by countries
- by risk weighting

### Risk Management

- Risk Report
- Value at risk
- Worst case scenario
- Interest rate risk
- Grundsatz I
- Grundsatz II

### Non-cover Loans

**Breakdown of non-cover loans (public-sector)**
- by rating
- by borrowers
- by countries
- by risk weighting

**Breakdown of new lending commitments (public-sector)**
- by rating
- by borrowers
- by countries
- by risk weighting

- **Investment of available funds**

### Derivatives

- Counterparty ratings
- Yield curve distribution

### Ratings

- Overview of ratings

### Code of Conduct

- Outline

### Mortgage Loans

**Breakdown of mortgage portfolio**
- domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV
- derivatives serving as cover

**Cover pool at market value**
- Development/ Stress scenario

- **Surplus cover**

**Breakdown of non-cover loans**
- Loans with a LTV > 60%

**Breakdown of new lending commitments**
- domestic loans by type of property, region and LTV
- foreign loans by type of property, country and LTV

All figures are updated periodically (see Overview of updates).

## Credit Research

Overview of updates

| Subject | Update period | Last update |
|---|---|---|
| Public-sector loans | | |
| **Breakdown of public-sector cover pool** | | |
| by rating | monthly | 05.2003 |
| by borrowers and regions | monthly | 05.2003 |
| by countries | monthly | 05.2003 |
| by risk weighting | monthly | 05.2003 |
| derivatives serving as cover | monthly | 05.2003 |
| **Cover pool at market value** | | |
| Development/ Stress scenario | monthly | 05.2003 |
| Surplus cover | monthly | 05.2003 |
| **Breakdown of new lending commitments** | | |
| by rating | monthly | 05.2003 |
| by borrowers and regions | monthly | 05.2003 |
| by countries | monthly | 05.2003 |
| by risk weighting | monthly | 05.2003 |
| Non-cover Loans | | |
| **Breakdown of non-cover loans** | | |
| by rating | monthly | 05.2003 |
| by borrowers and regions | monthly | 05.2003 |
| by countries | monthly | 05.2003 |
| by risk weighting | monthly | 05.2003 |
| **Breakdown of new lending commitments** | | |
| by rating | monthly | 05.2003 |
| by borrowers and regions | monthly | 05.2003 |
| by countries | monthly | 05.2003 |
| by risk weighting | monthly | 05.2003 |
| Investment of available funds | monthly | 05.2003 |
| Mortgage Loans | | |
| **Breakdown of mortgage portfolio** | | |
| domestic loans by type of property, region and LTV | quarterly | 03.2003 |
| foreign loans by type of property, country and LTV | quarterly | 03.2003 |
| derivatives serving as cover | monthly | 05.2003 |
| **Cover pool at market value** | | |
| Development/ Stress scenario | monthly | 05.2003 |
| Surplus cover | monthly | 05.2003 |

| | | |
|---|---|---|
| **Breakdown of non-cover loans** | | |
| Loans with a LTV > 60% | monthly | 05.2003 |
| | | |
| **Breakdown of new lending commitments** | | |
| domestic loans by type of property, region and LTV | quarterly | 03.2003 |
| foreign loans by type of property, country and LTV | quarterly | 03.2003 |
| Derivatives | | |
| Counterparty ratings | monthly | 05.2003 |
| Yield curve distribution | monthly | 05.2003 |
| Risk Management | | |
| Value-at-risk | monthly | 05.2003 |
| Worst-case scenario | monthly | 05.2003 |
| Interest rate risk | monthly | 05.2003 |
| Grundsatz I | monthly | 05.2003 |
| Grundsatz II | monthly | 05.2003 |

## Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch 31.05.2003

Should the rating agencies come to different rating results, the worst rating is taken into account.

| by rating | in Euro m | in % |
|---|---|---|
| AAA / Aaa / AAA | 18,836 | 38.56 |
| AA+ / Aa1 / AA+ | 6,603 | 13.52 |
| AA / Aa2 / AA | 5,296 | 10.84 |
| AA- / Aa3 / AA- | 5,644 | 11.55 |
| A+/A1/A+ | 478 | 0.98 |
| A / A2/ A | 900 | 1.84 |
| A- / A3 / A- | 422 | 0.86 |
| BBB+ / Baa1 / BBB+ | 212 | 0.43 |
| BBB / Baa2 / BBB | 32 | 0.07 |
| Without rating * | 10,429 | 21.35 |
| **Total** | **48,852** | **100.00** |

| * - Without rating | in Euro m | in % |
|---|---|---|
| Public-sector banks and saving banks | 5,377 | 11.01 |
| Cities, municipalities, profit organizations and loans guaranteed by municipal authorities | 4,373 | 8.95 |
| Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions. | 679 | 1.39 |
| **Total** | **10,429** | **21.35** |

## Public-sector loans

Breakdown of cover pool by borrowers and regions

**Cover fund total: Euro 48,852m**

Information as permitted
by banking confidentiality.

**31.05.2003**

Please click on the different parts of the pie chart for further information.


29.96%
Public-sector banks, Private banks and saving banks
Loans within the EU
10.30%
8.95%
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities
50.79%
Federal Government's Special Fund

| by borrowers | in Euro m | in % |
|---|---|---|
| Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States) | 24,809 | 50.79 |
| Public-sector banks and saving banks | 14,637 | 29.96 |
| Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities | 4,372 | 8.95 |
| Loans within the EU | 5,034 | 10,30 |
| **Total** | **48,852** | **100.00** |

## Public-sector loans

Breakdown of cover pool by borrowers and regions

**Cover fund total: Euro 48,852 m**

Information as permitted
by banking confidentiality.

31.05.2003

| Public-sector banks and savings banks | in Euro m |
|---|---|
| Public-sector banks | 11,377 |

| Savings banks in | in Euro m |
|---|---|
| Baden-Wuerttemberg | 683 |
| Bavaria | 89 |
| Bremen | 10 |
| Hamburg | 20 |
| Hesse | 81 |
| Lower Saxony | 460 |
| North Rhine-Westphalia | 1,709 |
| Rhineland-Palatinate | 1 |
| Saarland | 35 |
| Schleswig-Holstein | 126 |
| Mortgage loans guaranteed by the public-sector | 46 |
| **Total** | **14,637** |

## Public-sector loans

Breakdown of cover pool by borrowers and regions

**Cover fund total: Euro 48,852 m**

| Information as permitted by banking confidentiality. | 31.05.2003 |
|---|---|
| Cities, municipalities, non-profit organizationsand loans guaranteed by municipal authorities in | in Euro m |
| Baden-Wuerttemberg | 250 |
| Bavaria | 386 |
| Berlin | 14 |
| Brandenburg | 9 |
| Bremen | 159 |
| Hamburg | 305 |
| Hesse | 222 |
| Lower Saxony | 548 |
| Mecklenburg-Western Pomerania | 37 |
| North Rhine-Westphalia | 1,761 |
| Rhineland-Palatinate | 183 |
| Saarland | 113 |
| Saxony | 7 |
| Saxony-Anhalt | 2 |
| Schleswig-Holstein | 368 |
| Thuringia | 8 |
| **Total** | **4,372** |

## Public-sector loans

Breakdown of cover pool by borrowers and regions

**Cover fund total: Euro 48,852 m**

Information as permitted
by banking confidentiality. **31.05.2003**

| Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States) | in Euro m |
|---|---|
| Federal Government of Germany | 4,581 |
| Federal Government's Special Fund | 1,435 |
| Laender (individual German Federal States) | 18,793 |
| **Total** | **24,809** |

## Public-sector loans

Breakdown of cover pool by borrowers and regions

**Cover fund total: Euro 48,852 m**

| Information as permitted by banking confidentiality. | 31.05.2003 |
| --- | --- |
| Loans within the EU | in Euro m |
| Public-sector banks in EU member states | 1,078 |
| EU member states | 1,293 |
| EU regional governments | 1,463 |
| EU member states' cities and municipalities | 110 |
| Loans guaranteed by EU member states | 963 |
| EU institutions | 127 |
| **Total** | **5,034** |

## Public-sector loans

Breakdown of cover pool by countries

| | | 31.05.2003 |
|---|---|---|
| by countries | in Euro m | in % |
| Austria | 912 | 1.86 |
| Belgium | 316 | 0.65 |
| EU Institutions | 127 | 0.26 |
| Finland | 51 | 0.10 |
| France | 511 | 1.05 |
| Germany | 43,818 | 89.70 |
| Greece | 50 | 0.10 |
| Italy | 630 | 1.29 |
| Portugal | 15 | 0.03 |
| Spain | 812 | 1.66 |
| Sweden | 112 | 0.23 |
| The Netherlands | 116 | 0.24 |
| The United States* | 73 | 0.15 |
| Other | 1,309 | 2.68 |
| **Total** | **48,852** | **100.00** |

* U.S. subsidiary of the German Reconstruction Loan Corporation (KfW), whose obligations are fully guaranteed by the KfW.

## Public-sector loans

Breakdown of cover pool by risk weighting

| | 31.05.2003 | |
|---|---|---|
| Risk weighting | in Euro m | in % |
| 0% | 31,776 | 65.05 |
| 10% | 6,458 | 13.22 |
| 20% | 10,618 | 21.73 |
| 100% | 0 | 0.00 |
| **Total** | **48,852** | **100.00** |

## Public-sector loans

Public-sector cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

| Date | Nominal Derivatives | Market Value Derivatives |
|---|---|---|
| 31/05/2003 | 111.52 | -3.13 |
| 30/04/2003 | 111.52 | -4.37 |
| 31/03/2003 | 111.52 | -7.23 |
| 28/02/2002 | 111.52 | -8.22 |
| 31/01/2003 | 111.52 | -7.86 |
| 31/12/2002 | 111.52 | -8.94 |
| 30/11/2002 | 111.52 | -8.23 |
| 31/10/2002 | 111.52 | -8.23 |
| 30/09/2002 | 111.52 | -8.58 |

## Public-Sector loans - Cover pool at market value

Development / Stress scenario

| Date | Market value (cover pool) | Market value (cover pool) with interest rate changes | | Market value (Public-Sector *Pfandbrief*) | Market value (Public-Sector *Pfandbrief*) with interest rate changes | | Surplus cover | | |
|---|---|---|---|---|---|---|---|---|---|
| | | +100 BP | -100 BP | | +100 BP | -100 BP | +100 BP | 0 BP | -100 BP |
| 31.05.2003 | 53,515.39 | 50,480.00 | 56,550.78 | 50,325.66 | 49,052.81 | 51,598.50 | 1,427.19 | 3,189.73 | 4,952.28 |
| 30.04.2003 | 52,419.59 | 49,374.62 | 55,464.56 | 49,989.44 | 48,860.91 | 51,117.97 | 513.71 | 2,430.15 | 4,346,59 |
| 31.03.2003 | 53,421.36 | 50,360.36 | 56,482.35 | 50,156.69 | 48,869.78 | 51,443.59 | 1,490.58 | 3,264.67 | 5,038.76 |
| 28.02.2003 | 53,739.77 | 50,724.32 | 56,755.22 | 50,410.17 | 49,083.55 | 51,736.79 | 1,640.77 | 3,329.59 | 5,018.42 |
| 31.01.2003 | 53,959.98 | 50,917.07 | 57,002.89 | 50,445.44 | 49,148.05 | 51,742.83 | 1,769.02 | 3,514.55 | 5,260.06 |



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## Public-sector loans

Breakdown of cover pool
Surplus cover

**all amounts in Euro m**

| Date | Public-sector *Pfandbriefe* outstanding | Cover | Surplus cover | in % | Bonds and loans not yet serving as cover * | in % | Total in % |
|---|---|---|---|---|---|---|---|
| 31/05/2003 | 48,486.93 | 48,851.54 | 364.61 | 0.8 | 267.40 | 0.6 | 1.4 |
| 30/04/2003 | 48,701.46 | 49,141.17 | 439.71 | 0.9 | 142.9 | 0.3 | 1.2 |
| 31/03/2003 | 48,786.06 | 49,884.93 | 1,098.87 | 2.3 | 188.4 | 0.4 | 2.7 |
| 28/02/2003 | 48,817.68 | 50,043.07 | 1,225.39 | 2.5 | 215.30 | 0.4 | 3.0 |
| 31/01/2003 | 49,152.92 | 50,365.79 | 1,212.87 | 2.5 | 219.0 | 0.4 | 2.9 |
| 31/12/2002 | 49,353.27 | 50,477.31 | 1,124.04 | 2.3 | 105.60 | 0.2 | 2.5 |
| 30/11/2002 | 49,272.87 | 50,275.99 | 1,003.12 | 2.0 | 175.50 | 0.4 | 2.4 |
| 31/10/2002 | 50,137.76 | 51,380.30 | 1,242.54 | 2.5 | 56.60 | 0.1 | 2.6 |
| 30/09/2002 | 51,635.61 | 52,759.97 | 1,124.36 | 2.2 | 194.00 | 0.4 | 2.6 |
| 31/08/2002 | 51,754.18 | 52,615.60 | 861.42 | 1.7 | 93.70 | 0.2 | 1.8 |
| 31/07/2002 | 51,926.88 | 53,197.72 | 1,270.84 | 2.4 | 521.96 | 1.0 | 3.5 |
| 30/06/2002 | 53,120.45 | 54,343.48 | 1,223.03 | 2.3 | 190.28 | 0.4 | 2.7 |
| 31/05/2002 | 52,129.00 | 52,928.70 | 799.70 | 1.5 | 333.40 | 0.6 | 2.2 |
| 30/04/2002 | 52,193.89 | 53,370.18 | 1,176.29 | 2.3 | 246.40 | 0.5 | 2.7 |
| 31/03/2002 | 52,058.05 | 53,049.26 | 991.21 | 1.9 | 114.60 | 0.2 | 2.1 |
| 28/02/2002 | 51,320.90 | 52,194.60 | 873.70 | 1.7 | 259.07 | 0.5 | 2.2 |
| 31/01/2002 | 59,986.62 | 51,578.17 | 591.55 | 1.2 | 589.90 | 1.2 | 2.3 |
| 31/12/2001 | 52,857.17 | 54,057.91 | 1,200.74 | 2.3 | 28.71 | 0.1 | 2.3 |
| 30/11/2001 | 50,556.70 | 52,539.98 | 1,983.28 | 3.9 | 108.00 | 0.2 | 4.1 |
| 31/10/2001 | 50,077.38 | 51,321.95 | 1,244.57 | 2.5 | 18.25 | 0.0 | 2.5 |
| 30/09/2001 | 48,429.43 | 50,503.98 | 2,074.55 | 4.3 | 193.66 | 0.4 | 4.7 |
| 31/08/2001 | 48,434.24 | 50,702.67 | 2,268.43 | 4.7 | 159.22 | 0.3 | 5.0 |
| 31/07/2001 | 47,943.44 | 50,240.65 | 2,297.21 | 4.8 | 259.89 | 0.5 | 5.3 |
| 30/06/2001 | 46,462.06 | 49,086.61 | 2,624.55 | 5.6 | 82.49 | 0.2 | 5.8 |
| 31/05/2001 | 46,462.84 | 47,557.00 | 1,094.16 | 2.4 | 151.30 | 0.3 | 2.7 |
| 30/04/2001 | 46,491.81 | 48,364.85 | 1,873.04 | 4.0 | 36.85 | 0.1 | 4.1 |
| 31/03/2001 | 47,107.41 | 48,461.91 | 1,354.50 | 2.9 | 161.00 | 0.3 | 3.2 |
| 28/02/2001 | 48,128.51 | 48,827.83 | 699.32 | 1.5 | 239.03 | 0.5 | 2.0 |
| 31/01/2001 | 48,270.30 | 49,018.78 | 748.48 | 1.6 | 221.44 | 0.5 | 2.1 |

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

# Public-sector loans - Breakdown of new lending commitments

by rating

| S & P/ Moody's / Fitch | | 31.05.2003 |
|---|---|---|

Should the rating agencies come to different rating results, the worst rating is taken into account.

| by rating | in Euro m | in % |
|---|---|---|
| AAA / Aaa / AAA | 2,332 | 33.21 |
| AA+ / Aa1 / AA+ | 264 | 3.76 |
| AA / Aa2 / AA | 1,712 | 24.38 |
| AA- / Aa3 / AA- | 1,433 | 20.41 |
| A+/A1/A+ | 156 | 2.22 |
| A / A2/ A | 390 | 5.55 |
| A- / A3 / A- | 0 | 0.00 |
| Without rating * | 735 | 10.47 |
| **Total** | **7,022** | **100.00** |

| * - Without rating | in Euro m | in % |
|---|---|---|
| Public-sector banks and saving banks | 497 | 7.08 |
| Cities, municipalities, profit organizations and loans guaranteed by municipal authorities | 97 | 1.38 |
| Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions. | 141 | 2.01 |
| **Total** | **735** | **10.47** |

# Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

31.05.2003

Please click on the different parts of the pie chart for further information.


Public-sector banks, Private banks and saving banks
38.71%
Loans within the EU
20.38%
1.38%
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities
39.53%
Federal Government's Special Fund

| by borrowers | in Euro m | in % |
|---|---|---|
| Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States) | 2,776 | 39.53 |
| Public-sector banks and saving banks | 2,718 | 38.71 |
| Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities | 97 | 1.38 |
| Loans within the EU | 1,431 | 20.38 |
| **Total** | **7,022** | **100.00** |

# Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. 31.05.2003

| Public-sector banks, Private banks and savings banks | in Euro m |
| --- | --- |
| Public-sector banks and Private banks | 2,146 |

| Savings banks in | in Euro m |
| --- | --- |
| Baden-Wuerttemberg | 342 |
| Bavaria | 5 |
| Hesse | 0 |
| Lower Saxony | 25 |
| North Rhine-Westphalia | 200 |
| Schleswig-Holstein | 0 |
| **Total** | **2,718** |

## Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. **31.05.2003**

| Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities in | in Euro m |
|---|---|
| Baden-Wuerttemberg | 0 |
| Bavaria | 24 |
| Hamburg | 20 |
| Hesse | 0 |
| Lower Saxony | 0 |
| North Rhine-Westphalia | 3 |
| Saxony-Anhalt | 0 |
| Schleswig-Holstein | 50 |
| **Total** | **97** |

## Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. 31.05.2003

| Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States) | in Euro m |
|---|---|
| Federal Government of Germany | 922 |
| Federal Government's Special Fund | 0 |
| Laender (individual German Federal States) | 1,854 |
| **Total** | **2,776** |

## Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. **31.05.2003**

| Loans within the EU | in Euro m |
|---|---|
| Public-sector banks in EU member states | 159 |
| EU member states | 755 |
| EU regional governments | 428 |
| EU member states cities and municipalities | 0 |
| Loans guaranteed by EU member states | 89 |
| EU institutions | 0 |
| **Total** | **1,431** |

## Public-sector loans - Breakdown of new lending commitments

by countries

| | | 31.05.2003 |
|---|---|---|
| by countries | in Euro m | in % |
| Austria | 159 | 2.27 |
| Belgium | 35 | 0.50 |
| France | 0 | 0.00 |
| Germany | 5,591 | 79.62 |
| Greece | 250 | 3.56 |
| Italy | 350 | 4.98 |
| Portugal | 255 | 3.63 |
| Spain | 126 | 1.79 |
| The Netherlands | 0 | 0.00 |
| Others | 256 | 3.65 |
| **Total** | **7,022** | **100.00** |

## Public-sector loans - Breakdown of new lending commitments

by risk weighting

| | 31.05.2003 | |
|---|---|---|
| Risk weighting | in Euro m | in % |
| 0% | 3,794 | 54.03 |
| 10% | 583 | 8.30 |
| 20% | 2,645 | 37.67 |
| **Total** | **7,022** | **100.00** |

## Credit Research

Risk Report

### Risk monitoring systems

Hypothekenbank in Essen AG aims not only to protect its corporate value, but also to increase it within an existing risk limitation framework. This requires us to continuously develop our organization and to optimize our models and procedures so that we can identify, quantify and handle potential risks. This is the only way to ensure their transparency and manageability. The information which we receive from our comprehensive risk management system not only forms the basis for our strategic decisions but also enables us to recognize new opportunities.

Whereas, on the one hand, the management of Hypothekenbank in Essen AG must ensure a responsible strategy that focuses on creating added value, it must also install effective control mechanisms.

The business activities of mortgage banks as specialist banks are subject to certain legal constraints set out in the German Mortgage Bank Act (HBG) and relative communiqués issued by the Federal Financial Supervisory Authority (BaFin). Compliance with these regulations, as well as the obligation to meet the ever increasing requirements of market participants, necessitates the efficient handling of risks and are, as such, characteristic of a modern mortgage bank's image. Due to the far-reaching internationalization, market transparency and product diversity, business transactions have become ever more demanding and complex. In this context not only market, liquidity, credit and counterparty risks but also operational risks are of major importance.

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes, which might lead to adverse deviations from the bank's projected asset development and its financial and earnings performance. Appropriate forecast periods have been assumed for each type of risk.

- Market risks hold the danger of losses resulting from adverse changes in prices or price-influencing parameters. Here, interest rate risks are by far the most important risk category for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. Currency risks are ruled out by specific hedging transactions.

- Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or even at all, or that due to market disturbances or an insufficient market depth, deals either cannot be wound up, or if so only with losses.

- Credit and counterparty risks consist of the partial or total failure of any of our business partners to fulfill their obligations under a legally binding contract.

- In accordance with the Basel Consultation Paper (Basel II), Essen Hyp defines operational risks as the danger of losses resulting from inadequacies or failures of internal procedures, staff, technology or external procedures. Legal risks resulting from the legal framework, legal actions or contracts are also included in our understanding of operational risks.

**Risk management under two different accounting standards.** So far Hypothekenbank in Essen AG has prepared its annual accounts and financial statements in accordance with the provisions of the German Commercial Code (HGB). However, given that the consolidated accounts of the Commerzbank AG are now being compiled in accordance with the International Accounting Standards (IAS), Essen Hyp was required to introduce IAS as an additional accounting system. As a non-trading-book institution, Essen Hyp primarily manages its interest rate positions at a macro level. However, risk management under IAS focuses much more on market values. Thus, loans not originated by the bank and derivatives that do not pertain to any micro-hedge relationship are reported at market value. Whether or not changes in the market value affect the bank's net income depends on their classification on the balance sheet. Due to this partial reporting at market value we were required to split our interest rate book into different portfolios for corporate management purposes. This enables us to manage potential effects on the balance sheet within the scope of predefined limits. In addition to

this new portfolio structure, we have begun to measure our performance under IAS on a daily basis. Essen Hyp has thus created a suitable framework for simulating the potential effects of asset and liability management measures on our IAS results.

| Task | Responsible unit(s) |
| --- | --- |
| **Management of market and liquidity risks** | |
| Management of interest rate, liquidity and currency risks | Treasury Department<br>Corporate Management Department |
| Risk measurement and reporting, development of uniform methods and procedures | Controlling Department |
| Monitoring of the fair market value of concluded transactions and compliance with credit limits | 'Market Conformity Checking' Department |
| **Management of credit and counterparty risks** | |
| Public-sector borrowers and credit institutions governed by private law | Treasury Department |
| Retail customers (mortgage loans) | Property Financing Department, Notifying and Credit Research Department |
| Credit quality research (public-sector lending) | Credit Research Division within the Notifying and Credit Research Department |
| Credit quality research (mortgage lending) | Property Financing Department, Notifying and Credit Research Department |
| Monitoring of compliance with credit limits | 'Market Conformity Checking' Department, Notifying and Credit Research Department |
| Non-performing mortgage loans | Mortgage Lending Risk Management Department, Legal Department, Foreclosure Department |
| Proposals for an appropriate risk provision with regard to non-performing mortgage loans | Property Financing Department, Mortgage Lending Risk Management Department, Foreclosure Department |
| **Management of operational risks** | |
| Introduction of new products | 'New products' Group |
| Legal risks | Legal Department; as necessary external lawyers |
| Modification of the legal framework | Project team comprising employees from the organizational units concerned |
| Human resources | Personnel Department |
| Structural and procedural organization | Organization Department together with the organizational unit(s) concerned |
| Data processing risks | EDP/IT Department |
| Equipment and infrastructure | Organization Department |
| Internal controlling | Internal Audit Department |

**Risk management structure – Tasks and responsibilities.** The risk management policies of Essen Hyp have been decided by the Board of Managing Directors within the framework of the targets set out by the Group. These policies form the basis of our bank's risk management and control system.

The following table shows the allocation of the most important tasks relating to risk control and risk management to the responsible organizational units.

**Risk acceptance.** In the period under review the acceptance of risks was the responsibility of the departments dealing with customers and products. It is their task to identify, evaluate and actively manage risk positions as it is only the operational units that are in close proximity to the markets, and so in a position for the timely recognition of risks and for taking suitable measures to counter them. In the course of 2003, our current procedures will be revised in the framework of implementing the minimum requirements for lending operations

(MaK).

Risk monitoring

**Market risks – Value at risk (VaR).** The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. The risks deriving from gap positions in the case of interest rate fluctuations, are measured and quantified on mark-to-market key figures. The arbitrage-free zero-coupon discount factors used for this purpose are calculated on a daily basis. These calculations are made on the basis of a yield curve composed of the current public-sector Pfandbrief yields and interest swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key figure.

As a next step the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is carried out by applying the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio and the calculation of the differences between the individual market values.

The corresponding maximum change in the interest rate book's value is then calculated on the basis of a confidence level of 97.5%. The VaR of the entire interest rate book describes the bank's aggregate market risk.

The efficiency and practical relevance of this method is permanently monitored with the help of back-testing procedures, i.e. the projected VaR is compared to the actual market value changes on a daily basis. Any outliers, i.e. market value changes outside the forecast interval, are identified by using a one-sided confidence interval, which covers both positive and negative changes in value. In 2002, we observed four outliers when assuming a 97.5% confidence level and one outlier when assuming a 99% confidence level.

In order to limit losses exceeding the confidence level of 97.5%, another upper limit for losses has been fixed, taking into account worst case scenarios. The potential for such losses is also calculated daily.

The worst case scenario is set up in such a way that the maximal overnight changes in interest rates for each key point on the yield curve are determined on a stand-alone basis and for a period of 10 years. These uncorrelated figures are then applied to the current yield curve by means of a yield curve shift.

The Board of Managing Directors, in co-operation with the Supervisory Board, fixes limits for the VaR, as well as for worst case scenarios. These limits have to be complied with at all times.

The VaR utilization of the authorized limit came to 57.3% as of December 31, 2002 and to 69% on an annual average. The utilization of the limit for worst case scenarios stood at 63.4% on the balance sheet date, while the annual average was 56.4%.

In addition to this, simulations of stress test scenarios are carried out in order to be in a position to better assess and limit possible losses arising from extreme market shifts, which are generally not appropriately represented by VaR models. Thus stress testing represents a suitable complement to the VaR analyses which use historical simulation.

Apart from the calculation of the VaR and the possibilities for simulations based upon user-defined parameters, the underlying portfolio can be adjusted by simulating the impact of changed interest rate curves, as well as the effects of planned new lending operations close to their point in time.

For its VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software (formerly INTAS Arena), as well as other evaluation tools developed within the bank.

Value at risk on a daily basis and on an annual average of the authorized limit in 2002 in %


100
95
90
85
80
75
70
65
60
55
50

**'Traffic light system'.** Pursuant to the requirements set out by the Federal Financial Supervisory Authority (BaFin), Essen Hyp also calculates the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100 basis points, not exceed a certain limit in proportion to the liable capital as defined in Section 10 of the German Banking Act (KWG). This limit is fixed by the BaFin.

These figures are calculated on a daily basis. In 2002 the average limit utilization within this 'traffic light system' came to 15.05%, while, on the balance sheet date, it stood at 17.97%. We not only report this data to the rating agencies Moody's, Standard & Poor's and FitchRatings, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with an insight into the level of interest rate risk incurred by the bank.

**Internal reporting.** The Board of Managing Directors, as well as the Head of Treasury and the Head of Corporate Management, are provided with information on the development of the gap report's market value, the VaR level, the utilization of the different risk limits and the level of interest rate risk calculated with the help of the 'traffic light system' on a daily basis. Moreover, the market values of our public-sector and mortgage Pfandbriefe and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported.

Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.

As a part of our corporate management activities, our Asset Liability Committee (ALCO) meets on a weekly basis. This Committee deals with and, within the scope of its competencies, decides on the bank's interest rate position, the development of key figures as regards earnings and risk exposure, and reporting requirements. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Risk Controlling and Research Department. The Chairman of the Committee reports on the decisions and recommendations of the ALCO in the course of the weekly Board meetings.

On a monthly basis the Board of Managing Directors receives a number of reports from the individual departments and sections. For instance, the detailed report prepared by the Controlling Department, provides, inter alia, information on the transactions effected in the previous month and the development of the market value. Furthermore, this report contains an overview of the pending forward transactions, including options and

repurchase agreements. The monthly report prepared by the Accounting and Taxes Department provides information on the development of the balance sheet and profit and loss account in accordance with the provisions of both the German Commercial Code (HGB) and IAS. The monthly report submitted by the Settlements Department includes, amongst other things, information on the structure of the bank's loan portfolios. The report from the Notifying and Credit Research Department shows the ratings of our borrowers, including, if applicable, information on changes in the assessment of their credit quality.

## Credit and counterparty risks

**Public-sector loans and securities issued by other borrowers.** With a percentage of 84.8% of the balance sheet, public-sector loans and loans to credit institutions governed by private law and other borrowers constitute the core business of Essen Hyp in accordance with the bank's overall business strategy. As of December 31, 2002, the volume of this portfolio came to €60.2bn, including pro-rata interest of €1.5bn.

The high quality of our public-sector cover assets, amounting to €50.5bn as of December 31, 2002, is reflected on the one hand by the low average risk weighting pursuant to the BIS standards and, on the other hand, by the external ratings of the leading international rating agencies. Taking into account the BIS standards, 63.4% of these assets are classified at a risk weighting of 0%, 12.2% at 10% and 24.4% at 20%. A breakdown of the loan portfolio by rating reveals that 40.4% of the assets have been awarded a triple A, 34% a double A, 6.1% a single A and 0.5% a triple B. Those assets which were not rated by an external rating agency, i.e. 19% of the total loan volume, mainly include loans to credit institutions governed by public law (46.6%) and public-sector bodies (46.4%), whose excellent credit quality was confirmed by our internal credit quality analysis.

The composition of our loan portfolio which is held in trust by a trustee in order to serve as cover for our public-sector Pfandbriefe, can be seen on our website. This site is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.

As a basic principle, an investment grade rating is the prerequisite for the granting of loans to foreign public-sector bodies, as well as to credit institutions governed by private law and other borrowers. Our non-cover transactions (excluding derivatives) with these counterparties amounted to €4.1bn as of December 31, 2002. While 22.1% of these counterparties were rated double A, 68.1% were rated single A and 6.1% triple B. Loans totaling less than €0.2bn were not rated by an external rating agency. The breakdown of our non-cover assets under different criteria is also published in detail on our website. These figures are updated periodically. Hypothekenbank in Essen AG rigorously complies with the 'gentlemen's agreement' concluded between the member institutions of the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BaFin). This agreement stipulates that new commitments that are not eligible for cover may only be entered into if the respective counterparty has a minimum rating of A-/A3 by an external rating agency or a comparable internal rating.

The total volume of loans whose rating is downgraded to a level below the minimum rating of A-/A3 during their term, is limited to one time the liable own capital as defined in Section 10 of the German Banking Act (KWG).

| Ratings of our cover assets | as of Dec 31, 2002 | |
|---|---|---|
| Standard & Poor`s / Moody`s / Fitch | in € m | in % |
| AAA / Aaa / AAA | 20,380 | 40.4 |
| AA+ / Aa1 / AA+ | 7,461 | 14.8 |
| AA / Aa2 / AA | 6,746 | 13.4 |
| AA- / Aa3 / AA- | 2,956 | 5.8 |
| A+ / A1 / A+ | 1,129 | 2.2 |
| A / A2 / A | 908 | 1.8 |
| A- / A3 / A- | 1,070 | 2.1 |
| BBB+ / Baa1 / BBB+ | 212 | 0.4 |
| BBB- / Baa3 / BBB- | 50 | 0.1 |
| Not rated | 9,565 | 19.0 |

| | | |
|---|---|---|
| **Total** | **50,477** | **100.0** |

Country risks. In order to co-ordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp makes use of the Commerzbank Group's know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close co-operation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

The bank granted loans totaling €0.3bn in the form of securities that are listed on European stock markets to EU candidate countries. These securities have an average maturity of six and a maximum maturity of eight years. Essen Hyp did not place any investments in emerging market countries.

Derivatives. Essen Hyp reduces counterparty risks by applying bilateral outline agreements with netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group.

The structure of our derivative portfolio, broken down by counterparty rating, can be taken from the following table (cf. also p. 74 of the Notes on the Bank's Annual Accounts).

| Counterparty ratings | in € m/remaining time to maturity | | | |
|---|---|---|---|---|
| Rating | < 1 year | 1-5 years | > 5 years | Total |
| Triple A | 4,250 | 10,464 | 5,304 | 20,018 |
| Double A | 18,166 | 42,571 | 24,172 | 84,909 |
| Single A | 21,669 | 56,986 | 34,780 | 113,435 |
| not rated | 6,496 | 15,434 | 11,412 | 33,342 |
| **Total** | **50,581** | **125,455** | **75,668** | **251,704** |

To a certain extent, the portions of our non-rated counterparties relate to German subsidiaries of foreign credit institutions with a good rating. In the table below we have notionally attributed the ratings of these foreign credit institutions to the portions of the respective counterparties as an 'implicit rating'.

| Implicit counterparty ratings | in € m/remaining time to maturity | | | |
|---|---|---|---|---|
| Rating | < 1 year | 1-5 years | > 5 years | Total |
| Double A | 150 | 359 | 0 | 509 |
| Single A | 6,346 | 14,875 | 11,129 | 32,350 |
| not rated | 0 | 200 | 283 | 483 |
| **Total** | 6,496 | 15,434 | 11,412 | 33,342 |

Currently no interest rate derivatives for a collateralization at market value. The recently implemented 4th Financial Market Promotion Act (Finanzmarktförderungsgesetz) and the related amendments to the German Mortgage Bank Act (HBG) now permit the inclusion of derivatives in the cover pool.

The reason for this is that a match between the nominal value of the cover assets and the nominal value of the outstanding Pfandbriefe, as is currently required by law, does not take into account changes in value resulting from interest rate fluctuations. It is intended to eliminate these interest rate risks by stipulating that a match between the market value of the cover assets and the market value of the Pfandbriefe outstanding is a prerequisite for issuing Pfandbriefe.

Currency swaps, which have been entered into prior to the implementation of the 4th Financial Market Promotion Act for the purpose of eliminating currency risks relating to foreign-currency loans in the cover pool, have been included in our market-value cover pool at their market value of currently A-9m.

However, Hypothekenbank in Essen AG currently has no reason to include interest rate derivatives of any

considerable amount in its cover pool. The market value of our cover assets has always exceeded the market value of our public-sector Pfandbriefe outstanding. The relevant reports are made available to the rating agencies on a quarterly basis. In addition to this, market values and market value changes are published on our website. Nevertheless, we entered into negotiations with our derivative counterparties in order to be able to include derivatives in our cover pool with their consent should this turn out to be necessary. Any further steps to be taken basically depend on the stress scenarios, which indirectly fix a legal overcollateralization of our cover pools on the basis of current interest rates.

## Risks relating to mortgage lending

The assessment of credit risks relating to mortgage lending is the responsibility of the Property Financing Department, and, in particular, the Transaction Management Division. Further assistance is provided by a special working group on risk management, and by our subsidiary, the Essen Hyp Immobilien GmbH.

The responsibilities and competencies with regard to the granting of loans are clearly and unambiguously defined in an organizational manual, which is available to our staff in electronic form. As far as retail lending is concerned, the bank makes use of an appropriate customer and property scoring system, which is also applied when co-operating within the Group. With regard to loans that are not classified as retail loans, Essen Hyp not only attaches particular importance to the borrower's credit standing but, above all, to the valuation of the property concerned, which is carried out by the certified valuers of our subsidiary Immobilien Expertise GmbH. The sustainable income from the charged property must at all times exceed the interest and principal payments due to our bank. Essen Hyp drew up specific guidelines for both domestic and international property financing, which were approved by the Credit Committee of the Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for mortgage loans or which can only be lent against if certain conditions are met.

For the timely recognition of credit risks, we established an early warning system which enables us to plot latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses or an adverse marketinduced impact on the quality of the property location. Furthermore, the processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) was optimized in 2002. As in the previous years, we reassessed the risks inherent in the large-volume transactions in our loan portfolio, and especially those in the East German Federal States. In this context a number of risk-reducing measures were taken, such as demanding additional security, restructuring certain commitments, and, finally, ensuring an adequate provision for possible loan losses in accordance with the strict standards of Hypothekenbank in Essen AG. Prior to each of its periodical Committee meetings, the Credit Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount and about the structure of our mortgage loan portfolio.

## Internal ratings

The changes in the regulatory framework governing credit risks and their capital backing as set out in the Basel II requirements, as well as the provisions regarding loan administration procedures laid down in the minimum requirements for lending operations (MaK), make great demands on all German banks. Against this background Essen Hyp accelerated the development of suitable methods for the determination of the minimum capital requirements and for risk measurement under the Internal Rating Based Approach (IRB) for both public-sector and mortgage lending in 2002. This was done in close co-operation with our parent company, the Commerzbank AG.

Furthermore, we participate in two projects on loss given default (LGD) grading and probability of default (PD) rating which were initiated by the Association of German Mortgage Banks (VDH). These projects aim at optimizing the elements which are required to achieve a PD rating that satisfies the Basel II requirements, and at developing the related tools while taking into account the special characteristics of German mortgage banks.

The LGD project for mortgage lending operations focuses on a rating module which calculates the loss ratio after the realization of the security should the borrower default. This calculation takes into account general criteria which apply to all VDH member institutions, such as the recovery rate or the duration of the liquidation, as well

as individual parameters specific to each bank, such as recovery costs or the time prior to realization. Thanks to this system each bank will be in a position to individually calculate the loss given default (LGD) for any mortgage loan on the basis of the relevant loan security. At the end of the project the so-called 'LGD calculator' was accomplished, which illustrates the calculation of the LGD. This tool will be fully integrated into our internal IT system in 2003. As a result, we will be able to systematically calculate the LGD – and thus to internally measure the loss in an event of default – in accordance with the advanced IRB approach.

The agreement on the PD project, in the framework of which Essen Hyp will co-operate with a number of other *mortgage banks and with the publishing house Bank-Verlag Köln, is about to be concluded. Measuring the* 'probability of default' shows the probability of default for any loan allocated to one of the internal rating categories. The time horizon applied is one year. These measurements will be effected by means of a specific model which is meant to serve as a basis for statistical analyses and mathematical calculations. This model will form the basis for the rating tool to be applied in future in accordance with the Basel II requirements relating to the extension of mortgage loans.

In order to ensure adequate PD ratings, the quantity and quality of the available data plays a key role. The banks that are involved in the PD rating project have committed themselves to continuously providing suitable data, which will form the basis for an adequate calibration and validation. In addition to this, Essen Hyp will continue to develop PD ratings for any mortgage loan extended in close co-operation with the Commerzbank AG.

### Provision for possible loan losses

Through the creation of individual and, in the case of latent credit risks, overall value adjustments, the recognizable risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector bodies or entities governed by public law.

Based upon thorough analyses, our Property Financing Department continually makes assessments of any necessary precautions in order to ensure the quality of the bank's planning.

### Liquidity risks

The bank's liquidity management is the responsibility of the money dealing unit within our Treasury Department. It is based upon the daily listing of all payment flows. In order to be in a position to assess the liquidity situation, it is important that the assets relating to public-sector lending are extremely liquid so that they can be disposed of or sold under agreements to repurchase at short notice, if this is required and within the scope of nominal overcollateralization, in order to generate liquidity.

The bank calculates its liquidity risk by determining the ratio between the volume of mismatches taken from a capital outflow account and the existing short-term funding limits, plus liquidity reserves. Our liquidity positions are additionally managed pursuant to the Grundsatz II requirements relating to the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio calculated according to Grundsatz II was 1.21 at the end of the year (ratio required by law: 1.0).

### Operational risks

In anticipation of the Basel II requirements concerning risk management and the monitoring of operational risks, Essen Hyp categorized all relevant risks according to their causes as early as in 2001. As a result, our bank not only meets the Basel II criteria, but also complies with the risk categorization that is applied within the Commerzbank Group as a whole.

Based upon this risk categorization, existing or potential risks in the individual departments and sections are identified by means of a self assessment in which nearly all employees are required to participate.

The statements and analyses by the participants in this self assessment cover IT issues (i.e. impacts of system failures, the quality of software administration, interface functionality, protection against wrong user input), internal procedures (quality and comprehensiveness of organizational directives, competencies as regards the initiation, approval and conclusion of business transactions), together with criminal and unauthorized acts

(control mechanisms, protection of customer data and system and application files).

In June 2002 this self assessment was carried out for the second time. To be able to process the huge amount of data collected we have developed a database which allows us to adequately administer, historicize and analyze the results.

In addition to this, Essen Hyp is involved in a Commerzbank Group project which focuses on the collection of data relating to operational risk losses.

In view of the expected legal requirements concerning the standard approach and the advanced measurement approach, it has become necessary to collect, historicize and analyze any losses incurred in a systematic way. The aim is to quantify operational risks by calculating a value at risk figure.

Against this background Essen Hyp has recorded all losses exceeding €5,000 as from the beginning of 2002. These losses are reported in a specific 'Loss Collection Form'. We expect that in 2003 our bank will be integrated in the Commerzbank's intranet-based 'Loss Collection Tool', which serves to collect and assess all losses incurred within the Group, in 2003. Within Essen Hyp, the Board of Managing Directors receives a monthly report of all operational losses incurred.

However, even before the introduction of the self assessments referred to above, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structural and procedural organization, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to certain specific issues, we seek external advice from consultants and other specialists. For instance, external specialists have been tasked with analyzing and validating the safety of our IT systems in regular intervals, e.g. in view of so-called 'hacker attacks'.

Other pre-emptive measures in terms of operational risks include the preparation and improvement of contingency plans for all business units, as well as the setting up of our alternate headquarters at year-end 2002. To rule out potential EDP failures, the bank disposes of two separate central computer systems located in different parts of Essen, one of which serves as a backup system, should the working system fail. Our alternate headquarters referred to above are situated in the same premises as our back-up system, so that a continuation of the bank's key business activities is ensured for a transitional period should the bank's headquarters be destroyed or severely damaged.

Thus a trouble-free 24-hour data flow, without interruption of operations in an emergency, is ensured. In addition to this, we continued our qualification program for employees in the operational units and in the back office in 2002 by organizing certified seminars on job-specific as well as general issues. This aims, as far as possible, to prevent errors that result from a lack of expertise.

### Legal risks

Essen Hyp's Legal Department acts as an internal service provider for all legal matters. This includes providing general and specific legal advice on contracts, outline agreements and agreements that are not standard constructions. By integrating the Legal Department from the beginning, limitations of our scope of activity resulting from existing legal frameworks can be quickly recognized. At the same time, we are in a position to make use of the whole range of legally permissible options in an innovative way. Our Legal Department is also involved in the processing of non-performing loans. If required, we additionally seek external legal advice. When dealing with mortgage and public-sector loans to foreign borrowers, we always make use of the services of suitable international law firms.

The Legal Department regularly provides the Board of Managing Directors with information on the latest legal developments and the relating risks or impact on our bank's business activities.

### Internal auditing

Internal auditing forms an integral part of our internal monitoring system.

The Internal Audit Department, which functions independently of all working procedures, has been tasked by the Board of Managing Directors with controlling the existing structures and procedures in terms of the early recognition of potential risks. The main focus is put on examining and evaluating the quality of the safety measures and the prescribed internal controls integrated in the working procedures. Feedback about the structuring and suitability of the bank's risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board during the subsequent ordinary Supervisory Board meeting. During the first meeting in every new financial year the Supervisory Board is informed about all important findings by the Internal Audit Department, and also about the extent to which deficiencies observed in the past financial year have been remedied.

The Internal Audit Department acts according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed time intervals. As far as specific risks and legal requirements (provisions relating to the German Money Laundering Act (Geldwäschegesetz)) are concerned, inspections are carried out at least once per year. The inspection intervals are fixed in the long-term inspection scheme. This also ensures that each of the bank's working procedures is, as a matter of principle, inspected once every three years. In terms of a risk-oriented inspection, the audit mainly focuses on the bank's structural and procedural organization, risk management and controlling mechanisms and the internal monitoring system for all working procedures within Essen Hyp.

The early recognition and limitation of all currently measurable and qualifiable operational risks constitute the main tasks of the Internal Audit Department. Our EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

## Future prospects

Due to regulatory as well as Group-internal requirements, the importance of risk management is set to further increase in the future. The minimum requirements for trading activities (MaH) and the – new – minimum requirements for lending operations (MaK), together with the Basel II requirements, play a key role in our risk management activities. Equal importance is attached to the further development of our organizational structures and procedures. In the coming years, the further development and sophistication of our risk management system will, as before, focus on ensuring an adequate, e.g. transparent capital allocation for all existing, recognizable and potential operational risks in the framework of the implementation of the recommendations of the Basel Committee on Banking Supervision.

## Risk Management

Value at risk

| Date | Utilization in % | Annual average utilization in % |
|---|---|---|
| 31/05/2003 | 67.3 | 68.4 |
| 30/04/2003 | 71.3 | 68.4 |
| 31/03/2003 | 73.9 | 68.4 |
| 28/02/2003 | 67.1 | 68.4 |
| 31/01/2003 | 67.1 | 68.4 |
| 31/12/2002 | 57.3 | 69.0 |
| 30/11/2002 | 60.6 | 69.0 |
| 31/10/2002 | 72.4 | 69.0 |
| 30/09/2002 | 75.8 | 69.0 |
| 31/08/2002 | 75.1 | 69.0 |
| 31/07/2002 | 63.6 | 69.0 |
| 30/06/2002 | 68.8 | 69.0 |
| 31/05/2002 | 70.6 | 69.0 |
| 30/04/2002 | 73.1 | 69.0 |
| 31/03/2002 | 72.4 | 69.0 |
| 28/02/2002 | 70.0 | 69.0 |
| 31/01/2002 | 74.1 | 69.0 |
| 31/12/2001 | 82.5 | 79.1 |
| 30/11/2001 | 88.9 | 79.1 |
| 31/10/2001 | 78.2 | 79.1 |
| 30/09/2001 | 81.1 | 79.1 |
| 31/08/2001 | 75.2 | 79.1 |
| 31/07/2001 | 77.7 | 79.1 |
| 30/06/2001 | 77.9 | 79.1 |
| 31/05/2001 | 77.6 | 79.1 |
| 30/04/2001 | 67.3 | 79.1 |
| 31/03/2001 | 80.3 | 79.1 |
| 28/02/2001 | 71.6 | 79.1 |
| 31/01/2001 | 74.5 | 79.1 |

## Risk Management

Worst case scenario

| Date | Utilization in % | Annual average utilization in % |
|---|---|---|
| 31/05/2003 | 57.2 | 59.2 |
| 30/04/2003 | 57.3 | 59.2 |
| 31/03/2003 | 60.4 | 59.2 |
| 28/02/2003 | 63.2 | 59.2 |
| 31/01/2003 | 55.7 | 59.2 |
| 31/12/2002 | 63.4 | 56.4 |
| 30/11/2002 | 63.4 | 56.4 |
| 31/10/2002 | 55.6 | 56.4 |
| 30/09/2002 | 52.4 | 56.4 |
| 31/08/2002 | 57.0 | 56.4 |
| 31/07/2002 | 49.5 | 56.4 |
| 30/06/2002 | 55.4 | 56.4 |
| 31/05/2002 | 60.8 | 56.4 |
| 30/04/2002 | 67.3 | 56.4 |
| 31/03/2002 | 54.6 | 56.4 |
| 28/02/2002 | 58.3 | 56.4 |
| 31/01/2002 | 64.0 | 56.4 |
| 31/12/2001 | 46.6 | 56.0 |
| 30/11/2001 | 60.3 | 56.0 |
| 31/10/2001 | 63.5 | 56.0 |
| 30/09/2001 | 65.8 | 56.0 |
| 31/08/2001 | 62.9 | 56.0 |
| 31/07/2001 | 68.9 | 56.0 |
| 30/06/2001 | 52.7 | 56.0 |
| 31/05/2001 | 62.6 | 56.0 |
| 30/04/2001 | 56.6 | 56.0 |
| 31/03/2001 | 43.9 | 56.0 |
| 28/02/2001 | 38.2 | 56.0 |
| 31/01/2001 | 40.0 | 56.0 |

## Risk Management

Interest rate risk

Essen Hyp not only calculates the value at risk, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). Essen Hyp thus complies with the requirements set out by the German Federal Financial Supervisory Authority (BAFin), which are binding on all mortgage banks since April 1, 2001. This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital pursuant to Section 10 of the German Banking Act (KWG). This limit is fixed by the German Federal Financial Supervisory Authority (BAFin).

| Date | Average utilization |
|---|---|
| 31/05/2003 | 14.65% |
| 30/04/2003 | 12.78% |
| 31/03/2003 | 13.11% |
| 28/02/2003 | 17.14% |
| 31/01/2003 | 17.68% |
| 31/12/2002 | 17.72% |
| 30/11/2002 | 16.45% |
| 31/10/2002 | 16.75% |
| 30/09/2002 | 14.56% |
| 31/08/2002 | 12.79% |
| 31/07/2002 | 11.84% |
| 30/06/2002 | 15.98% |
| 31/05/2002 | 16.93% |
| 30/04/2002 | 15.73% |
| 31/03/2002 | 12.77% |
| 28/02/2002 | 15.28% |
| 31/01/2002 | 13.69% |
| 31/12/2001 | 14.27% |
| 30/11/2001 | 16.60% |

These figures are calculated daily and are reported to the BAFin monthly in arrears. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 12.2% (percentage required by law: 8%) and a core capital ratio of 6.3% (percentage required by law: 4%) as of May 31, 2003, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BAFin stipulations and to the limitation of the interest rate risks through value at risk calculations.

# Liable capital not tied up by risk assets


€ Mio.
1200
1000
800
600
400
200
0
liable capital not tied up by risk assets
20% limit
with an interest rate change of
liable capital tied up by risk assets
Mar 02 May 02 Jun 02 Jul 02 Aug 02 Sep 02 Oct 02 Nov 02 Dec 02 Jan 03 Feb 03 Mar 03 May 03

## Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

| | Tier I | | Tier II | |
|---|---|---|---|---|
| Date | Required by law | Ratio | Required by law | Ratio |
| 31/05/2003 | 4.0 | 6.3 | 8.0 | 12.2 |
| 30/04/2003 | 4.0 | 6.5 | 8.0 | 12.6 |
| 31/03/2003 | 4.0 | 6.5 | 8.0 | 12.7 |
| 28/02/2003 | 4.0 | 6.2 | 8.0 | 12.4 |
| 31/01/2003 | 4.0 | 6.1 | 8.0 | 12.2 |
| 31/12/2002 | 4.0 | 6.0 | 8.0 | 12.0 |
| 30/11/2002 | 4.0 | 6.1 | 8.0 | 12.1 |
| 31/10/2002 | 4.0 | 6.2 | 8.0 | 12.4 |
| 30/09/2002 | 4.0 | 6.2 | 8.0 | 12.4 |
| 31/08/2002 | 4.0 | 6.6 | 8.0 | 13.2 |
| 31/07/2002 | 4.0 | 6.8 | 8.0 | 13.5 |
| 30/06/2002 | 4.0 | 6.7 | 8.0 | 13.3 |
| 31/05/2002 | 4.0 | 7.0 | 8.0 | 14.1 |
| 30/04/2002 | 4.0 | 7.1 | 8.0 | 14.2 |
| 31/03/2002 | 4.0 | 7.2 | 8.0 | 14.5 |
| 28/02/2002 | 4.0 | 7.4 | 8.0 | 14.8 |
| 31/01/2002 | 4.0 | 7.6 | 8.0 | 15.2 |
| 31/12/2001 | 4.0 | 7.7 | 8.0 | 15.3 |
| 30/11/2001 | 4.0 | 8.0 | 8.0 | 15.9 |
| 31/10/2001 | 4.0 | 7.8 | 8.0 | 15.6 |
| 30/09/2001 | 4.0 | 8.1 | 8.0 | 16.2 |
| 31/08/2001 | 4.0 | 8.0 | 8.0 | 16.1 |
| 31/07/2001 | 4.0 | 7.8 | 8.0 | 15.6 |
| 29/06/2001 | 4.0 | 7.9 | 8.0 | 15.8 |
| 31/05/2001 | 4.0 | 8.5 | 8.0 | 17.1 |
| 30/04/2001 | 4.0 | 8.3 | 8.0 | 16.5 |
| 31/03/2001 | 4.0 | 9.4 | 8.0 | 18.5 |
| 28/02/2001 | 4.0 | 8.4 | 8.0 | 16.7 |
| 31/01/2001 | 4.0 | 8.2 | 8.0 | 16.1 |

# Risk Management

Grundsatz II

*Grundsatz II* concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

| Date | Ratio | Required by law |
|---|---|---|
| 31/05/2003 | 1.19 | 1.0 |
| 30/04/2003 | 1.16 | 1.0 |
| 31/03/2003 | 1.55 | 1.0 |
| 28/02/2003 | 1.28 | 1.0 |
| 31/01/2003 | 1.14 | 1.0 |
| 31/12/2002 | 1.21 | 1.0 |
| 30/11/2002 | 1.31 | 1.0 |
| 31/10/2002 | 1.24 | 1.0 |
| 30/09/2002 | 1.24 | 1.0 |
| 31/08/2002 | 1.68 | 1.0 |
| 31/07/2002 | 1.46 | 1.0 |
| 30/06/2002 | 1.75 | 1.0 |
| 31/05/2002 | 1.40 | 1.0 |
| 30/04/2002 | 1.92 | 1.0 |
| 31/03/2002 | 1.55 | 1.0 |
| 28/02/2002 | 1.34 | 1.0 |
| 31/01/2002 | 1.96 | 1.0 |
| 31/12/2001 | 1.38 | 1.0 |
| 30/11/2001 | 1.38 | 1.0 |
| 31/10/2001 | 1.89 | 1.0 |
| 30/09/2001 | 1.79 | 1.0 |
| 31/08/2001 | 1.55 | 1.0 |
| 31/07/2001 | 1.32 | 1.0 |
| 29/06/2001 | 1.30 | 1.0 |
| 31/05/2001 | 1.75 | 1.0 |
| 30/04/2001 | 1.36 | 1.0 |
| 31/03/2001 | 1.08 | 1.0 |
| 28/02/2001 | 1.17 | 1.0 |
| 31/01/2001 | 1.52 | 1.0 |

## Breakdown of non-cover assets

by rating

**S & P/Moody's/Fitch** **31.05.2003**

Should the rating agencies come to different rating results, the worst rating is taken into account.

| by rating | in Euro m | in % |
|---|---|---|
| AAA / Aaa / AAA | 9 | 0.21 |
| AA+ / Aa1 / AA+ | 0 | 0.00 |
| AA / Aa2 / AA | 40 | 0.94 |
| AA- / Aa3 / AA- | 841 | 19.84 |
| A+ / A1 / A+ | 834 | 19.67 |
| A / A2 / A | 937 | 22.10 |
| A- / A3 / A- | 1,127 | 26.58 |
| BBB+ / Baa1 / BBB+ | 115 | 2.71 |
| BBB / Baa2 / BBB | 138 | 3.26 |
| BBB- /Baa3 /BBB- | 45 | 1.06 |
| BB+ / Ba1 / BB+ | 0 | 0.00 |
| BB- / Ba3 /BB- | 0 | 0.00 |
| Without rating * | 154 | 3.63 |
| **Total** | **4,240** | **100.00** |

*** - Without rating**

| | in Euro m | in % |
|---|---|---|
| National credit institutions | 50 | 1.18 |
| International credit institutions | 4 | 0.09 |
| Other (e.g. financial institutions) | 100 | 2.36 |
| **Total** | **154** | **3.63** |

## Breakdown of non-cover assets

by borrowers

| by borrowers | in Euro m | in % |
|---|---|---|
| | 31.05.2003 | |
| National credit institutions | 1,369 | 32.29 |
| Foreign Governments and municipalities | 333 | 7.85 |
| International credit institutions | 1,744 | 41.13 |
| Other foreign financial institutions (guaranteed by national or international credit institutions) | 610 | 14.39 |
| Others | 184 | 4.34 |
| **Total** | **4,240** | **100.00** |

## Breakdown of non-cover assets

by countries

| | | 31.05.2003 |
|---|---|---|
| by countries | in Euro m | in % |
| Germany | **1,429** | 33.70 |
| EU member states without Germany | | |
| The Netherlands | 1008 | 23.77 |
| France | 376 | 8.87 |
| Austria | 348 | 8.21 |
| Great Britain | 198 | 4.67 |
| Italy | 241 | 5.69 |
| Irland | 0 | 0.00 |
| Portugal | 9 | 0.21 |
| Spain | 20 | 0.47 |
| Sweden | 135 | 3.19 |
| **Total EU without Germany** | **2,335** | **55.08** |
| Others | 143 | 3.37 |
| EU candidate countries | 333 | 7.85 |
| **Total** | **4,240** | **100.00** |

## Breakdown of non-cover assets

by risk weighting

| | | 31.05.2003 |
|---|---|---|
| Risk weighting | in Euro m | in % |
| 0% | 109 | 2.57 |
| 10% | 270 | 6.37 |
| 20% | 2,985 | 70.40 |
| 100% | 876 | 20.66 |
| **Total** | **4,240** | **100.00** |



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## Non-cover loans - Breakdown of new lending commitments

by rating

**S & P/Moody's/Fitch** **31.05.2003**

Should the rating agencies come to different rating results, the worst rating is taken into account.

| by rating | in Euro m | in % |
|---|---|---|
| AAA / Aaa / AAA | 0 | 0.00 |
| AA+ / Aa1 / AA+ | 0 | 0.00 |
| AA / Aa2 / AA | 10 | 1.21 |
| AA- / Aa3 / AA- | 202 | 24.42 |
| A+ / A1 / A+ | 160 | 19.35 |
| A / A2 / A | 247 | 29.87 |
| A- / A3 / A- | 194 | 23.46 |
| BBB+ / Baa1 / BBB+ | 10 | 1.21 |
| BBB / Baa2 / BBB | 0 | 0.00 |
| BBB- /Baa3 /BBB- | 0 | 0.00 |
| BB+ / Ba1 / BB+ | 0 | 0.00 |
| BB- / Ba3 /BB- | 0 | 0.00 |
| Without rating * | 4 | 0.48 |
| **Total** | **827** | **100.00** |

*** - Without rating**

| | in Euro m | in % |
|---|---|---|
| National credit institutions | 0 | 0.00 |
| International credit institutions | 4 | 0.48 |
| Other (e.g. financial institutions) | 0 | 0.00 |
| **Total** | **4** | **0.48** |

## Non-cover loans - Breakdown of new lending commitments

by borrowers

| | 31.05.2003 | |
|---|---|---|
| by borrowers | in Euro m | in % |
| National credit institutions | 179 | 21.64 |
| Foreign Governments and municipalities | 0 | 0 |
| International credit institutions | 543 | 65.66 |
| Other foreign financial institutions (guaranteed by national or international credit institutions) | 65 | 7.86 |
| Others | 40 | 4.84 |
| **Total** | **827** | **100.00** |

## Non-cover loans - Breakdown of new lending commitments

by countries

| by countries | 31.05.2003 in Euro m | in % |
|---|---|---|
| Germany | **189** | 22.86 |
| EU member states without Germany | | |
| The Netherlands | 298 | 36.03 |
| France | 90 | 10.88 |
| Austria | 105 | 12.70 |
| Great Britain | 26 | 3.14 |
| Italy | 75 | 9.07 |
| Portugal | 9 | 1.09 |
| **Total EU without Germany** | **603** | **72.91** |
| EU candidate countries | 0 | 0 |
| Others | 35 | 4.23 |
| **Total** | **827** | **100** |

## Non-cover loans - Breakdown of new lending commitments

by risk weighting

| | 31.05.2003 | |
|---|---|---|
| Risk weighting | in Euro m | in % |
| 10% | 45 | 5.44 |
| 20% | 687 | 83.07 |
| 100% | 95 | 11.49 |
| **Total** | **827** | **100.00** |

# Investment of available funds

Quantitative and qualitative restrictions

Compliance with the self-restrictions regarding the total volume of securities held as assets and rated below A- or A3

These self-restrictions, which form part of a "gentlemen's agreement" between the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BAFin), stipulate that any and all bonds and unit certificates that are acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) on the investment of available funds, must have a minimum rating of A3/A- by the rating agencies Moody's, Standard & Poor's and/or Fitch Ratings. In the case of divergent ratings, the worst rating applies. In addition to this, the total volume of bonds and unit certificates acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) whose rating is downgraded to a level below the minimum rating of A3/A- during their term, is limited to one time the liable own capital of Essen Hyp.

Hypothekenbank in Essen AG hereby confirms that it complies with the agreed self-restrictions regarding the investment of available funds.

**in € m**

| Date | Liable own capital | Total volume of assets rated below A3 or A- | in % |
|---|---|---|---|
| 31.05.2003 | 1,135 | 465.0 | 40.97 |
| 30.04.2003 | 1,135 | 458.5 | 40.40 |
| 31.03.2003 | 1,135 | 474.5 | 41.81 |
| 28.02.2003 | 1,108 | 476.0 | 42.96 |
| 31.01.2003 | 1,108 | 449.5 | 40.58 |
| 31.12.2002 | 1,103 | 383.5 | 34.77 |
| 30.11.2002 | 1,103 | 397.6 | 36.03 |
| 31.10.2002 | 1,102 | 443.9 | 40.26 |

## Derivatives

Counterparty ratings

**Nominal amount in Euro m/Remaining time to maturity** **31.05.2003**

| Rating | <= 1 year | in % | 1-5 years | in % | > 5 year | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|
| Triple A | 4,076.5 | 11.02 | 1,493.1 | 1.72 | 5,080.0 | 6.51 | 10,649.6 | 5.29 |
| Double A | 11,209.6 | 30.30 | 15,835.2 | 18.32 | 15,915.5 | 20.39 | 42,960.3 | 21.32 |
| Single A | 21,714.0 | 58.68 | 69,079.8 | 79.92 | 56,707.2 | 72.67 | 147,501.0 | 73.21 |
| Not rated | 0 | 0 | 32.9 | 0.04 | 337.6 | 0.43 | 370.5 | 0.18 |
| **Total** | **37,000.1** | **100.00** | **86,440.9** | **100.00** | **78,040.3** | **100.00** | **201,481.4** | **100.00** |

## Derivatives

Yield curve distribution

**Essen Hyp derivatives portfolio by instruments Financial derivatives in Euro m / Remaining time to maturity** **31.05.03**

| Instruments | <= 1 year | in % | >1-5 years | in % | >5 years | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|
| Interest rate swaps | 35,902.6 | 97.03 | 84,129.1 | 97.33 | 75,812.4 | 97.14 | 195,844.1 | 97.20 |
| Swaptions | 406.9 | 1.10 | 1,060.5 | 1.23 | 1,543.0 | 1.98 | 3,010.4 | 1.49 |
| Other interest rate derivatives | 102.3 | 0.28 | 255.6 | 0.30 | 0 | 0.00 | 357.9 | 0.18 |
| Currency swaps | 588.3 | 1.59 | 995.8 | 1.14 | 684.9 | 0.88 | 2,269.0 | 1.13 |
| **Total** | **37,000.1** | **100.00** | **86,441.0** | **100.00** | **78,040.3** | **100.00** | **201,481.4** | **100.00** |

# Investor relations

## Ratings and Analyses

| Ratings* | S & P | Moody's | Fitch |
|---|---|---|---|
| *Pfandbriefe* | | | |
| - public-sector | AAA | Aa1 | AAA |
| - mortgage | not rated | Aa2 | not rated |
| Long-term counterparty rating | BBB+ (outlook stable) | A2 (outlook stable) | A- (outlook stable) |
| Short-term counterparty rating | A-2 | P-1 | F2 |
| Notes issued under the Debt Issuance Program | | | |
| - Senior Unsecured Debt | BBB+ | A2 | not rated |
| - Subordinated Debt | BBB | A3 | not rated |
| Commercial Paper Program | A-2 | P-1 | not rated |

* This table contains our current ratings.

Rating Reports

| | |
|---|---|
| Standard & Poor's | Rating analysis as of Feb 07, 2002 and ratings as of June 03, 2003. |
| Moody's | Rating analysis as of June 2002 and rating confirmation as of March 07, 2003. |
| Fitch | Extract; the complete report can be obtained from Fitch. |

(Acrobat Reader required. Download Acrobat Reader ®)

## Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Mortgage Banks (VDH) has established a code of conduct for the issuers of Jumbo Pfandbriefe.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo Pfandbriefe, stipulate that

   - new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
   - new issues and increases are to be marked to the market at all times;
   - as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

   Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information is now being complemented by further details in accordance with the provisions of the Code of Conduct.

| | Already published on our Credit Research sites | New on our Credit Research sites |
|---|---|---|
| New public-sector lending commitments | | X |
| New mortgage lending commitments | | X |
| Public-sector cover pool | X | |
| Mortgage cover pool | X | |
| Derivatives | X | |
| Derivatives serving as cover | | X |
| Cover pools at market value / development and stress scenarios | | X |
| Interest rate risk | X | |
| Compliance with the self-restrictions regarding the investment of available funds | | X |

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

## Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Download as PDF 

**Commercial Properties in Euro m** **31.03.2003**

| Purpose of property | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Office and administrative buildings | Foreign countries | 431.6 | 30.3 | 1.3 | 0.2 | 73.7 | 31.7 | 10.6 | 19.6 | 1.2 | 1.2 | 517.1 | 28.6 |
| | West ** | 428.0 | 30.1 | 320.6 | 41.7 | 48.6 | 20.9 | 18.1 | 33.5 | 59.4 | 61.1 | 554.1 | 30.7 |
| | East *** | 22.9 | 1.6 | 23.7 | 3.1 | 2.6 | 1.1 | 0.8 | 1.5 | 1.5 | 1.5 | 27.8 | 1.5 |
| Building sites | West ** | 0.3 | 0.0 | 0.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.3 | 0.0 |
| Factory buildings | Foreign countries | 1.3 | 0.1 | 0.0 | 0.0 | 0.4 | 0.2 | 0.1 | 0.2 | 0.0 | 0.0 | 1.8 | 0.1 |
| | West ** | 51.6 | 3.6 | 38.2 | 5.0 | 8.9 | 3.8 | 2.9 | 5.4 | 5.1 | 5.2 | 68.5 | 3.8 |
| | East *** | 0.4 | 0.0 | 0.4 | 0.1 | 0.1 | 0.0 | 0.0 | 0.0 | 0.2 | 0.2 | 0.7 | 0.0 |
| Shops | West ** | 147.4 | 10.4 | 122.7 | 16.0 | 5.6 | 2.4 | 0.7 | 1.3 | 0.3 | 0.3 | 154.0 | 8.5 |
| | East *** | 50.5 | 3.5 | 50.1 | 6.5 | 14.3 | 6.1 | 6.2 | 11.5 | 5.1 | 5.2 | 76.1 | 4.2 |
| Hotels and restaurants | Foreign countries | 18.0 | 1.3 | 0.0 | 0.0 | 1.0 | 0.4 | 0.0 | 0.0 | 0.0 | 0.0 | 19.0 | 1.1 |
| | West ** | 27.1 | 1.9 | 24.8 | 3.2 | 14.2 | 6.1 | 3.8 | 7.0 | 7.8 | 8.0 | 52.9 | 2.9 |
| | East *** | 12.2 | 0.9 | 7.4 | 1.0 | 3.9 | 1.7 | 1.8 | 3.3 | 3.8 | 3.9 | 21.7 | 1.2 |
| Other non-residential properties | West ** | 191.9 | 13.5 | 163.6 | 21.3 | 52.0 | 22.3 | 7.1 | 13.1 | 8.7 | 9.0 | 259.7 | 14.4 |
| | East *** | 0.7 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.7 | 0.0 |
| Ware-houses and exhibition buildings | Foreign countries | 5.5 | 0.4 | 0.0 | 0.0 | 0.6 | 0.3 | 0.0 | 0.0 | 0.0 | 0.0 | 6.1 | 0.3 |
| | West ** | 31.0 | 2.2 | 15.3 | 2.0 | 6.9 | 3.0 | 1.9 | 3.5 | 4.0 | 4.1 | 43.8 | 2.4 |
| | East *** | 2.8 | 0.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 2.8 | 0.2 |
| Total commercial properties | Foreign countries | 456.4 | 32.1 | 1.3 | 0.2 | 75.7 | 32.5 | 10.7 | 19.8 | 1.2 | 1.2 | 544.0 | 30.1 |
| | West ** | 877.3 | 61.6 | 685.4 | 89.2 | 136.2 | 58.5 | 34.5 | 63.9 | 85.3 | 87.9 | 1,133.1 | 62.7 |

| | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | East *** | 89.5 | 6.3 | 81.6 | 10.6 | 20.9 | 9.0 | 8.8 | 16.3 | 10.6 | 10.9 | 129.8 | 7.2 |
| | **Total** | **1,423.2** | **100.0** | **768.3** | **100.0** | **232.8** | **100.0** | **54.0** | **100.0** | **97.1** | **100.0** | **1,807.1** | **100.0** |

***Residential Properties in Euro m***

| Purpose of property | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Owned houses | West ** | 1,351.0 | 52.5 | 645.0 | 45.1 | 46.6 | 34.2 | 1.6 | 9.0 | 1.0 | 7.0 | 1,400.2 | 51.1 |
| | East *** | 137.5 | 5.3 | 40.5 | 2.8 | 5.7 | 4.2 | 0.2 | 1.1 | 0.0 | 0.0 | 143.4 | 5.2 |
| Owned flats | West ** | 371.1 | 14.4 | 171.2 | 12.0 | 18.9 | 13.9 | 1.4 | 7.9 | 0.8 | 5.6 | 392.2 | 14.3 |
| | East *** | 17.4 | 0.7 | 9.3 | 0.7 | 1.1 | 0.8 | 0.1 | 0.7 | 0.1 | 0.7 | 18.7 | 0.7 |
| Residential construction for letting purposes | Foreign countries | 0.7 | 0.0 | 0.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.7 | 0.0 |
| | West ** | 572.1 | 22.2 | 471.7 | 33.0 | 51.4 | 37.8 | 11.4 | 64.0 | 9.4 | 65.7 | 644.3 | 23.5 |
| | East *** | 124.0 | 4.8 | 91.5 | 6.4 | 12.4 | 9.1 | 3.1 | 17.4 | 3.0 | 21.0 | 142.5 | 5.2 |
| Total residential properties | Foreign countries | 0.7 | 0.0 | 0.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.7 | 0.0 |
| | West ** | 2,294.2 | 89.1 | 1,287.9 | 90.1 | 116.9 | 85.9 | 14.4 | 80.8 | 11.2 | 78.3 | 2,436.7 | 88.9 |
| | East *** | 278.9 | 10.8 | 141.3 | 9.9 | 19.2 | 14.1 | 3.4 | 19.2 | 3.1 | 21.7 | 304.6 | 11.1 |
| | **Total** | **2,573.8** | **100.0** | **1,429.8** | **100.0** | **136.1** | **100.0** | **17.8** | **100.0** | **14.3** | **100.0** | **2,742.0** | **100.0** |

| Total mortgage loans | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Foreign countries | 457.1 | 83.9 | 1.9 | 0.1 | 75.7 | 13.9 | 10.7 | 2.0 | 1.2 | 0.2 | 544.7 | 12.0 |
| | West ** | 3,171.5 | 88.8 | 1,973.3 | 89.8 | 253.1 | 7.1 | 48.9 | 1.4 | 96.5 | 2.7 | 3,570.0 | 78.5 |
| | East *** | 368.4 | 84.8 | 222.9 | 10.1 | 40.1 | 9.2 | 12.2 | 2.8 | 13.7 | 3.2 | 434.4 | 9.5 |
| | **Total** | **3,997.0** | **87.9** | **2,198.1** | **100.0** | **368.9** | **8.1** | **71.8** | **1.6** | **111.4** | **2.4** | **4,549.1** | **100.0** |

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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## Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Download as PDF 

### Commercial Properties in Euro m — 31.03.2003

| Purpose of property | Country* | LTV up to 60% | of which used as cover | LTV 61-80% | LTV 81-90% | LTV >90% | Total | in % |
|---|---|---|---|---|---|---|---|---|
| Office and administrative buildings | Belgium | 1.3 | 1.1 | 0.0 | 0.0 | 0.0 | 1.3 | 0.2 |
| | England | 376.7 | 0.0 | 59.2 | 6.9 | 1.2 | 444.0 | 81.6 |
| | France | 23.1 | 0.2 | 3.5 | 1.1 | 0.0 | 27.7 | 5.1 |
| | United States | 30.5 | 0.0 | 11.0 | 2.6 | 0.0 | 44.1 | 8.1 |
| Factory/workshop buildings | The Netherlands | 1.3 | 0.0 | 0.4 | 0.1 | 0.0 | 1.8 | 0.3 |
| Hotels and restaurants | France | 18.0 | 0.0 | 1.0 | 0.0 | 0.0 | 19.0 | 3.5 |
| Warehouse and exhibition buildings | The Netherlands | 5.5 | 0.0 | 0.6 | 0.0 | 0.0 | 6.1 | 1.1 |
| Total commercial properties | Belgium | 1.3 | 1.1 | 0.0 | 0.0 | 0.0 | 1.3 | 0.2 |
| | England | 376.7 | 0.0 | 59.2 | 6.9 | 1.2 | 444.0 | 81.6 |
| | France | 41.1 | 0.2 | 4.5 | 1.1 | 0.0 | 46.7 | 8.6 |
| | The Netherlands | 6.8 | 0.0 | 1.0 | 0.1 | 0.0 | 7.9 | 1.5 |
| | United States | 30.5 | 0.0 | 11.0 | 2.6 | 0.0 | 44.1 | 8.1 |
| | **Total** | **456.4** | **1.3** | **75.7** | **10.7** | **1.2** | **544.0** | **100.0** |

### Residential Properties in Euro m — 31.03.2003

| Purpose of property | Country* | LTV up to 60% | of which used as cover | LTV 61-80% | LTV 81-90% | LTV >90% | Total | in % |
|---|---|---|---|---|---|---|---|---|
| Residential construction for letting purposes | Belgium | 0.7 | 0.6 | 0.0 | 0.0 | 0.0 | 0.7 | 100.0 |
| Total residential properties | Belgium | 0.7 | 0.6 | 0.0 | 0.0 | 0.0 | 0.7 | 100.0 |
| | **Total** | **0.7** | **0.6** | **0.0** | **0.0** | **0.0** | **0.7** | **100.0** |

### Total in Euro m — 31.03.2003

| Mortgage loans | Country* | LTV up to 60% | of which used as cover | LTV 61-80% | LTV 81-90% | LTV >90% | Total | in % |
|---|---|---|---|---|---|---|---|---|
| | Belgium | 2.0 | 1.7 | 0.0 | 0.0 | 0.0 | 2.0 | 0.4 |
| | England | 376.7 | 0.0 | 59.2 | 6.9 | 1.2 | 444.0 | 81.5 |
| | France | 41.1 | 0.2 | 4.5 | 1.1 | 0.0 | 46.7 | 8.6 |
| | The Netherlands | 6.8 | 0.0 | 1.0 | 0.1 | 0.0 | 7.9 | 1.5 |
| | United States | 30.5 | 0.0 | 11.0 | 2.6 | 0.0 | 44.1 | 8.0 |
| | **Total** | **457.1** | **1.9** | **75.7** | **10.7** | **1.2** | **544.7** | **100.0** |

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

## Mortgage loans

Mortgage cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

| Date | Nominal Derivatives | Market Value Derivatives |
|---|---|---|
| 31/05/2003 | 1.17 | -0.06 |
| 30/04/2003 | 1.17 | -0.08 |
| 31/03/2003 | 1.17 | -0.13 |
| 28/02/2003 | 1.17 | -0.15 |
| 31/01/2003 | 1.17 | -0.02 |
| 31/12/2002 | 1.17 | -0.18 |
| 30/11/2002 | 1.17 | -0.16 |
| 30/09/2002 | 1.17 | -0.16 |
| 31/10/2002 | 1.17 | -0.16 |

## Mortgage loans - Cover pool at market value

Development / Stress scenario

| Date | Market value (cover pool) | Market value (cover pool) with interest rate changes | | Market value (mortgage *Pfandbrief*) | Market value (mortgage *Pfandbrief*) with interest rate changes | | Surplus cover | | |
|---|---|---|---|---|---|---|---|---|---|
| | | +100 BP | -100 BP | | +100 BP | -100 BP | +100 BP | 0 BP | -100 BP |
| 31.05.2003 | 2,593.52 | 2,344.21 | 2,842.83 | 2,329.09 | 2,256.97 | 2,401.21 | 87.24 | 264.43 | 441.62 |
| 30.04.2003 | 2,377.34 | 2,143.22 | 2,611.47 | 2,085.68 | 2,017.46 | 2,153.90 | 125.76 | 291.66 | 457.57 |
| 31.03.2003 | 2,264.60 | 2,052.63 | 2,476.57 | 1,970.40 | 1,904.40 | 2,036.39 | 148.23 | 294.20 | 440.18 |
| 28.02.2003 | 2,313.81 | 2,096.69 | 2,530.93 | 2,014.17 | 1,947.10 | 2,081.24 | 149.58 | 299.63 | 449.68 |
| 31.01.2003 | 2,261.47 | 2,053.37 | 2,469.57 | 2,022.18 | 1,954.29 | 2,090.07 | 99.08 | 239.29 | 379,50 |
| 31.12.2002 | 2,074.65 | 1,881.32 | 2,267.98 | 1,874.85 | 1,808.78 | 1,940.92 | 72.54 | 199.79 | 327.06 |
| 30.11.2002 | 2,009.61 | 1,830.44 | 2,188.78 | 1,835.81 | 1,771.17 | 1,900.45 | 59.27 | 173.80 | 288.33 |
| 31.10.2002 | 1,930.40 | 1,757.46 | 2,103.34 | 1,718.02 | 1,655.48 | 1,780.56 | 101.98 | 212.38 | 322.78 |
| 30.09.2002 | 1,972.86 | 1,794.31 | 2,151.41 | 1,728.45 | 1,663.41 | 1,793.58 | 130.90 | 244.41 | 357.83 |

## Mortgage loans

Breakdown of cover pool
Surplus cover

**all amounts in Euro m**

| Date | Mortgage *Pfandbriefe* outstanding | cover | Surplus cover | in % | Not yet serving as cover | in % | Total in % |
|---|---|---|---|---|---|---|---|
| 31/05/2003 | 2,217.54 | 2,365.14 | 147.60 | 6.7 | 56.30 | 2.5 | 9.2 |
| 30/04/2003 | 2,006.14 | 2,274.40 | 268.26 | 13.4 | 55.60 | 2.8 | 16.2 |
| 31/03/2003 | 1,886.70 | 2,255.55 | 368.85 | 19.6 | 72.70 | 3.9 | 23.5 |
| 28/02/2003 | 1,924.34 | 2,001.85 | 77.51 | 4.0 | 147.00 | 7.6 | 11.7 |
| 31/01/2003 | 1,942.93 | 2,031.48 | 88.55 | 4.6 | 43.00 | 2.2 | 6.8 |
| 31/12/2002 | 1,803.42 | 1,881.01 | 77.59 | 4.3 | 26.00 | 1.4 | 5.7 |
| 30/11/2002 | 1,789.67 | 1,868.51 | 78.84 | 4.4 | 132.0 | 7.4 | 11.8 |
| 31/10/2002 | 1,670.73 | 1,797.99 | 127.26 | 7.6 | 46.0 | 2.8 | 10.4 |
| 30/09/2002 | 1,669.35 | 1,800.33 | 130.98 | 7.8 | 38.4 | 2.3 | 10.1 |
| 31/08/2002 | 1,626.47 | 1,720.36 | 93.89 | 5.8 | 18.5 | 1.1 | 6.9 |
| 31/07/2002 | 1,586.54 | 1,704.79 | 118.25 | 7.5 | 17.0 | 1.1 | 8.6 |
| 30/06/2002 | 1,529.00 | 1,635.07 | 106.07 | 6.9 | 40.0 | 2.6 | 9.5 |
| 31/05/2002 | 1,525.10 | 1,677.00 | 151.90 | 10.0 | 72.0 | 4.7 | 14.7 |
| 30/04/2002 | 1,542.94 | 1,662.70 | 119.76 | 7.8 | 50.0 | 3.2 | 11.0 |
| 31/03/2002 | 1,311.49 | 1,603.58 | 292.09 | 22.3 | 50.6 | 3.8 | 26.2 |
| 28/02/2002 | 1,316.71 | 1,581.40 | 264.69 | 20.1 | 28.4 | 2.2 | 22.3 |
| 31/01/2002 | 1,296.66 | 1,511.23 | 214.57 | 16.5 | 33.7 | 2.6 | 19.1 |
| 31/12/2001 | 1,261.66 | 1,506.24 | 244.58 | 19.4 | 25.9 | 2.1 | 21.4 |
| 30/11/2001 | 1,105.02 | 1,517.79 | 412.77 | 37.4 | 25.7 | 2.3 | 39.7 |
| 31/10/2001 | 1,055.05 | 1,506.02 | 450.97 | 42.7 | 38.3 | 3.6 | 46.4 |
| 30/09/2001 | 1,136.11 | 1,491.16 | 355.05 | 31.3 | 34.1 | 3.0 | 34.3 |
| 31/08/2001 | 1,143.74 | 1,477.76 | 334.02 | 29.2 | 32.6 | 2.9 | 32.1 |
| 31/07/2001 | 1,143.74 | 1,460.41 | 316.67 | 27.7 | 42.2 | 3.7 | 31.4 |
| 30/06/2001 | 1,174.15 | 1,449.9 | 275.71 | 23.5 | 41.2 | 3.5 | 30.0 |
| 31/05/2001 | 1,174.52 | 1,452.0 | 277.48 | 23.6 | 38.7 | 3.3 | 26.9 |
| 30/04/2001 | 1,150.82 | 1,443.3 | 292.45 | 25.4 | 38.9 | 3.4 | 28.8 |
| 31/03/2001 | 1,110.80 | 1,369.1 | 258.30 | 23.3 | 34.6 | 3.1 | 26.4 |
| 28/02/2001 | 1,131.15 | 1,364.7 | 233.51 | 20.6 | 34.6 | 3.1 | 23.7 |
| 31/01/2001 | 1,131.13 | 1,348.1 | 216.94 | 19.2 | 25.7 | 2.3 | 21.5 |

## Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*. The total volume of loans with a LTV > 60% may by law not exceed 20% of total volume of mortgage loans.

| Date | in % |
|---|---|
| 31/05/2003 | 13.40 |
| 30/04/2003 | 12.44 |
| 31/03/2003 | 12.55 |
| 28/02/2003 | 12.58 |
| 31/01/2003 | 12.68 |
| 31/12/2002 | 12.73 |
| 30/11/2002 | 12.67 |
| 31/10/2002 | 12.32 |
| 30/09/2002 | 12.35 |
| 31/08/2002 | 12.08 |
| 31/07/2002 | 12.20 |
| 30/06/2002 | 11.86 |
| 31/05/2002 | 11.76 |
| 30/04/2002 | 11.75 |
| 31/03/2002 | 11.37 |
| 28/02/2002 | 11.43 |
| 31/01/2002 | 11.73 |
| 31/12/2001 | 11.75 |
| 30/11/2001 | 11.51 |
| 31/10/2001 | 11.54 |
| 30/09/2001 | 11.04 |
| 31/08/2001 | 11.08 |
| 31/07/2001 | 11.34 |
| 30/06/2001 | 11.47 |
| 31/05/2001 | 11.71 |
| 30/04/2001 | 11.10 |
| 31/03/2001 | 11.18 |
| 28/02/2001 | 11.32 |
| 31/01/2001 | 11.38 |

## Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Download as PDF 

### Commercial Properties in Euro m

**31.03.2003**

| Purpose of property | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80% | in % | LTV 81-90% | in % | LTV> 90% | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Office and administrative buildings | Foreign countries | 9.3 | 25.0 | 0.0 | 0.0 | 2.2 | 42.3 | 0.6 | 57.7 | 0.0 | 0.0 | 12.1 | 27.9 |
| | West ** | 5.9 | 15.9 | 0.0 | 0.0 | 0.3 | 5.8 | 0.2 | 19.2 | 0.1 | 69.3 | 6.5 | 15.0 |
| Building sites | West ** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 30.7 | 0.0 | 0.1 |
| | East *** | 0.0 | 0.1 | 0.0 | 0.0 | 0.0 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 |
| Factory buildings | West ** | 1.6 | 4.3 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 1.6 | 3.7 |
| Shops | East *** | 2.5 | 6.7 | 0.0 | 0.0 | 0.8 | 15.4 | 0.2 | 19.2 | 0.0 | 0.0 | 3.5 | 8.1 |
| Hotels and restaurants | East *** | 0.3 | 0.8 | 0.0 | 0.0 | 0.1 | 1.9 | 0.0 | 0.0 | 0.0 | 0.0 | 0.4 | 0.9 |
| Other non-residential properties | West ** | 17.5 | 47.1 | 0.0 | 0.0 | 1.8 | 34.6 | 0.0 | 0.0 | 0.0 | 0.0 | 19.3 | 44.5 |
| Warehouses and exhibition buildings | West ** | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 3.8 | 0.0 | 0.0 | 0.0 | 0.1 |
| Total commercial properties | Foreign countries | 9.3 | 25.0 | 0.0 | 0.0 | 2.2 | 42.3 | 0.6 | 57.7 | 0.0 | 0.0 | 12.1 | 27.9 |
| | West ** | 27.5 | 74.1 | 0.0 | 0.0 | 2.9 | 55.7 | 0.4 | 42.3 | 0.1 | 100.0 | 30.9 | 71.1 |
| | East *** | 0.3 | 0.9 | 0.0 | 0.0 | 0.1 | 2.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.4 | 1.0 |
| | **Total** | **37.1** | **100.0** | **0.0** | **100.0** | **5.2** | **100.0** | **1.0** | **100.0** | **0.1** | **100.0** | **43.4** | **100.0** |

### Residential Properties in Euro m

| Purpose of property | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Owned houses | West ** | 201.1 | 62.2 | 0.1 | 100.0 | 11.0 | 46.0 | 0.4 | 14.8 | 0.2 | 13.1 | 212.7 | 60.6 |
| | East *** | 56.5 | 17.5 | 0.0 | 0.0 | 4.3 | 18.0 | 0.2 | 7.4 | 0.1 | 6.5 | 61.1 | 17.4 |

| | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Owned flats | West ** | 41.7 | 12.9 | 0.0 | 0.0 | 3.0 | 12.6 | 0.3 | 11.1 | 0.2 | 13.1 | 45.2 | 12.9 |
| | East *** | 1.4 | 0.4 | 0.0 | 0.0 | 0.2 | 0.8 | 0.0 | 0.4 | 0.0 | 0.0 | 1.6 | 0.5 |
| Residential construction for letting purposes | West ** | 21.5 | 6.7 | 0.0 | 0.0 | 5.3 | 22.2 | 1.8 | 66.4 | 1.0 | 65.4 | 29.6 | 8.4 |
| | East *** | 0.9 | 0.3 | 0.0 | 0.0 | 0.1 | 0.4 | 0.0 | 0.0 | 0.0 | 2.0 | 1.0 | 0.3 |
| Total residential properties | West ** | 264.3 | 81.8 | 0.1 | 100.0 | 19.3 | 80.8 | 2.5 | 92.3 | 1.4 | 91.5 | 287.5 | 81.9 |
| | East *** | 58.8 | 18.2 | 0.0 | 0.0 | 4.6 | 19.2 | 0.2 | 7.7 | 0.1 | 8.5 | 63.7 | 18.1 |
| | **Total** | **323.1** | **100.0** | **0.1** | **100.0** | **23.9** | **100.0** | **2.7** | **100.0** | **1.5** | **100.0** | **351.2** | **100.0** |

| Total mortgage loans | Country* | LTV up to 60% | in % | of which used as cover | in % | LTV 61-80 % | in % | LTV 81-90 % | in % | LTV >90 % | in % | Total | in % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Foreign countries | 9.3 | 76.9 | 0.0 | 0.0 | 2.2 | 18.2 | 0.6 | 5.0 | 0.0 | 0.0 | 12.1 | 3.1 |
| | West ** | 291.8 | 91.6 | 0.1 | 100.0 | 22.2 | 7.0 | 2.9 | 0.9 | 1.5 | 0.5 | 318.4 | 80.7 |
| | East *** | 59.1 | 92.1 | 0.0 | 0.0 | 4.7 | 7.3 | 0.2 | 0.3 | 0.1 | 0.2 | 64.1 | 16.2 |
| | **Total** | **360.2** | **91.3** | **0.1** | **100.0** | **29.1** | **7.4** | **3.7** | **0.9** | **1.6** | **0.4** | **394.6** | **100.0** |

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

## Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV


Download as PDF

### Commercial Properties in Euro m

31.03.2003

| Total mortgage loans | Country* | LTV up to 60% | LTV 61-80 % | LTV 81-90 % | LTV >90 % | Total | in % |
|---|---|---|---|---|---|---|---|
| Office and administrative buildings | United States | 9.3 | 2.2 | 0.6 | 0.0 | 12.1 | 100.0 |
| Total commercial properties | United States | 9.3 | 2.2 | 0.6 | 0.0 | 12.1 | 100.0 |
| **Total** | | **9.3** | **2.2** | **0.6** | **0.0** | **12.1** | **100.0** |

### Total in Euro m

| Country* | LTV up to 60% | LTV 61-80% | LTV 81-90% | LTV >90% | Total | in % |
|---|---|---|---|---|---|---|
| United States | 9.3 | 2.2 | 0.6 | 0.0 | 12.1 | 100.0 |
| **Total** | **9.3** | **2.2** | **0.6** | **0.0** | **12.1** | **100.0** |

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

## Bonds & Notes

The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment - a clear proof of the *Pfandbrief*'s high level of safety. This is just one reason why *Pfandbriefe* account for as much as 38% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. The key characteristics of a Jumbo *Pfandbrief* are a minimum issuance volume of €500m and the commitment of at least three market makers to simultaneously quote bid/offer spreads for tickets of up to €15m during normal trading hours. As a result, Jumbo *Pfandbriefe* show a higher liquidity and more flexibility than traditional *Pfandbriefe*. As of September 30, 2002, funds totaling €408bn have been raised through the issuance of Jumbo and Global *Pfandbriefe*, with the total number of outstanding issues coming to 408.

Essen Hyp alone has raised approximately €56.6bn as of June 30, 2002, with the total number of issuances standing at 37.

> Our Treasury Department
> Basic principles of the German Mortgage Bank Act
> Jumbos / Globals
> Essen Hyp Debt Issuance Program
> Euro Commercial Paper Program
> Bloomberg and Reuters Company Information

## Bonds & Notes

Our Treasury Department





Heads of Treasury Department

- Günter Pless Head of Treasury
- Heidi Riedel Deputy Head of Treasury
- Raimund Bitter Deputy Head of Treasury

Capital Markets

- Oliver Schwarzer
- Heinrich Strack
- Ansgar Wittenbrink
- Stefan Zander

Money Markets

- Michael Leineweber
- Monika Rieks

Derivatives

- Ulrich Nowak
- Claudia Retz
- Stefan Zander

Research

- Dirk Chlench

Trading Support

- Petra Hoffmanns
- Peter Nowaczyk
- Oliver Grossmann

Secretarial Support

- Elke Joachimiak
- Andrea Pehlke

## Bonds & Notes

Basic Principles of the German Mortgage Bank Act

The strict requirements of the German Mortgage Bank Act (HBG), in conjunction with the comprehensive banking supervision exercised by the Federal Financial Supervisory Authority (BAFin), ensure that German mortgage banks maintain a particularly high safety standard. The German Mortgage Bank Act stipulates, amongst other things, that:

- the scope of business activities permitted to German mortgage banks is restricted to the granting of public-sector and mortgage loans;
- loans may only be granted if the securities offered meet the quality standards set out by law;
- a match between maturities and interest rates of the lending and funding business must be ensured at all times.

In addition to this, the German Mortgage Bank Act contains a number of provisions to ensure the quality of the assets serving as cover for public-sector and mortgage *Pfandbriefe*. A key prerequisite for including an asset in the cover pool is, for example, that the *Pfandbrief* creditor's preferential claim must be guaranteed in the event of bankruptcy. Furthermore, there are provisions that govern the legal structuring of the cover assets, the composition and management of the cover pool and, for mortgage *Pfandbriefe*, the establishment of the lending value.

A mortgage bank must ensure that sufficient cover is available at all times, so that the principal and interest payments from the loans included in the public-sector and mortgage cover pools match, or even better, exceed the principal and interest payments due to the *Pfandbrief* creditors. All cover assets are held on trust by a trustee who is appointed by the Federal Financial Supervisory Authority (BAFin). Any disposal of a cover asset by a mortgage bank requires the trustee's prior approval.

Experience has shown that the provisions of the German Mortgage Bank Act constitute a suitable basis for the supervision of the mortgage banks' business activities.

### Amendment of the German Mortgage Bank Act (HBG) as of July 1, 2002

### A) A wider range of business activities

**A1.) Expansion of mortgage lending activities**
Following the amendment of the German Mortgage Bank Act (HBG), German mortgage banks are now allowed to expand their non-cover business activities in the area of mortgage lending to the non-European G7 countries (United States, Canada, Japan). The total volume of these transactions, plus the total volume of mortgage loans granted to the Central European full member states of the OECD (i.e. Hungary, Czech Republic, Slovakia and Poland) is limited to five times the liable own capital (Section 5 (1) (2b) of the German Mortgage Bank Act), Japan limited to three times the liable own capital.

**A2.) Expansion of public-sector lending activities**
Public-sector loans that are eligible for cover may now be extended to central governments, regional governments and local authorities in Switzerland, the United States, Canada and Japan. In addition to this, loans to the central governments of other European full member states of the OECD (i.e. Poland, the Czech Republic, Slovakia and Hungary) may

now also be funded through the issuance of public-sector Pfandbriefe (Section 5 (1) (1) (a) and 5 (1) (1) (c) of the German Mortgage Bank Act).

The previously permitted range of public-sector cover transactions in EU member states and contracting states to the Agreement of the European Economic Area (EEA) was also expanded. It is now possible to grant public-sector loans to non-profit administrative organizations, which are subordinated to the central governments, regional governments or local authorities in these countries (Section 5 (1) (1) (d) of the German Mortgage Bank Act).

### B) Inclusion of derivatives in the cover pool

For the first time, the derivative transactions entered into by German mortgage banks have been put on a legal basis. Pursuant to Section 5 (1) (4a) of the German Mortgage Bank Act German mortgage banks are now in principle entitled to enter into derivative transactions. In addition to this, the mortgage banks have the possibility of including derivatives in their Pfandbrief cover pools as ordinary cover (Section 6 (6) of the German Mortgage Bank Act).

An English translation of the German Mortgage Bank Act (HBG) can be retrieved from the website of the Association of German Mortgage Banks www.hypverband.de.

## Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 30.04.2003

| Security no | Increases by | on | Issuing volume | Coupon | Maturity | Issue Date | Market makers | Ratings S&P/Moody's |
|---|---|---|---|---|---|---|---|---|
| 257 463 | | | 1,500 | 4,500 | 16/07/03 | 09/07/01 | 1-9/14/18 | AAA/Aa1 |
| 257 347 | | | 511 | 5,750 | 02/10/03 | 25/09/96 | 2/4/5/8 | AAA/Aa1 |
| 257 425 | | | 1,500 | 3,250 | 20/01/04 | 13/01/99 | 1-3/5/6-8/10/15/17/22 | AAA/Aa1 |
| 257 326 | | | 1,023 | 5,750 | 06/02/04 | 31/01/96 | 1/2/4/5/8 | AAA/Aa1 |
| 257 428 | | | 2,000 | 3,500 | 17/03/04 | 10/03/99 | 1-3/5/6/8-10/11/14 | AAA/Aa1 |
| 257 422 | 500 | 11/01 | 1,267 | 3,750 | 17/11/04 | 10/11/98 | 3/5/6/10/12/15/22 | AAA/Aa1 |
| 257 374 | 2.000 | 05/00 | 3,023 | 5,250 | 05/07/05 | 17/06/97 | 2/5/6/7/15/18 | AAA/Aa1 |
| 257 298 | | | 767 | 6,500 | 17/11/05 | 02/11/95 | 1-5 | AAA/Aa1 |
| 257 427 | 500 | 04/03 | 2,000 | 3,500 | 17/02/06 | 11/02/99 | 1-3/5/6/8/10/12/14-16 | AAA/Aa1 |
| 257 412 | 233 | 07/01 | 1,000 | 4,750 | 29/06/06 | 22/06/98 | 1-3/5/6/11-13 | AAA/Aa1 |
| 257 359 | 2.250 | 03/00 | 3,017 | 5,500 | 20/02/07 | 13/02/97 | 1/4/5/6/8 | AAA/Aa1 |
| 257 402 | 511 | 03/98 | 1,023 | 5,250 | 22/01/08 | 15/01/98 | 1/2/4/5/7/10 | AAA/Aa1 |
| 257 414 | | | 767 | 4,750 | 11/08/08 | 04/08/98 | 1/4/11/13/14/20 | AAA/Aa1 |
| 257 424 | | | 2,000 | 4,000 | 19/01/09 | 11/01/99 | 1-3/5/6/8/10/11/14/20 | AAA/Aa1 |
| 257 433 | | | 2,000 | 4,250 | 06/07/09 | 11/05/99 | 1-6/10/11/23 | AAA/Aa1 |
| 257 461 | | | 5,000 | 5,250 | 17/01/11 | 15/01/01 | 1-11/14/15/17/18 | AAA/Aa1 |
| 257 487 | 500 | 01/03 | 2,500 | 3,250 | 28/01/05 | 04/12/01 | 1-3/5/6/11/18/19/25 | AAA/Aa1 |
| 257 488 | 1.000 | 04/02 | 2,000 | 4,250 | 27/01/06 | 28/01/02 | 1-3/6/7/9/13/18/23/24 | AAA/Aa1 |

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC CCF, 5=Dresdner Kleinwort Benson, 6=Deutsche Mo Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Gold Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=Caisse des Dépôts et Consignations, 16=Bankgesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothe 22=Bayerische Landesbank, 23 =Paribas 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg

## Bonds & Notes

Essen Hyp EUR 20,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €20bn Debt Issuance Program, which was launched on May 28, 1998 increased to €20bn in July 2002, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

| | Standard & Poor's | Moody's |
|---|---|---|
| Public-sector *Pfandbriefe* | AAA | Aa1 |
| Senior Unsecured Debt | A- | A2 |
| Subordinated Debt | BBB+ | A3 |

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Commerzbank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, Schroder Salomon Smith Barney, Deutsche Bank, UBS Warburg, Credit Lyonnais and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department:

Günter Pless Stefan Zander

Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail: Guenter.Pless@essenhyp.com

Tel.: +49 201 8135-353
E-mail: Stefan.Zander@essenhyp.com

Fax Treasury: +49 201 8135-399

## Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clear Stream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5bn. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger: Commerzbank AG

Frequent dealers: Commerzbank AG, Deutsche Bank AG, Société Générale

Day-to-day dealer: Goldman Sachs, London; Barclays, London; Dresdner, FFM; JP Morgan Chase, London; Lehman Brothers, London

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

**Heidi Riedel**
Deputy Head of Treasury
Tel.: +49 201 8135-365

E-mail: Heidi.Riedel@essenhyp.com

Fax Treasury: +49 201 8135-399

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## Bonds & Notes

Bloomberg / Reuters

Bloomberg

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Company description (1008Z GR HYPO <GO>)

Reuters Dealing

HYES

# Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.



- Press Release as of March 31, 2003 (English version) pdf

- Annual Report 2002 (English version) html
- Annual Report 2002 (English version) pdf
- Press Release Annual Report (English version) pdf

- Annual Report 2001 (English version) html
- Annual Report 2001 (English version) pdf
- Press Release Annual Report (English version) pdf

- Annual Report 2000

## Order Service

These items are available:

- [ ] Press Release March 31, 2003 English

- [ ] Annual Report 2002 English
- [ ] Annual Report 2002 German
- [ ] Press Release December 31, 2002 English

- [ ] Annual Report 2001 English
- [ ] Annual Report 2001 German

- [ ] Annual Report 2000 English
- [ ] Annual Report 2000 German

Please forward this order to:

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## International Property Financing

Europe and North America

Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) – because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

### Your partner for international real estate projects.

In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

### Capable of dealing with selected projects.

The properties that interest us most are office buildings,

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.



Arc de Seine, Paris

This office building in whose financing Essen Hyp is involved is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.


- Europe and North America
- Borrower-specific financing structures
- Specialist knowledge
- Your contact partners
- Download brochure: "In the spotlight..."

## International Property Financing

Borrower-specific financing structures

**Borrower-specific financing structures.**
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

Download Brochure (PDF)
"In the Spotlight:
International Real Estate
Projects"


City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.


Milton & Shire, London

Built in 1996, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totaling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.

## International Property Financing

Specialist knowledge

**Quality is the key to success.**
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"


SUNTRUST
Sun Trust International Center, Miami

This 31-floor property in whose financing Essen Hyp participates as a syndicate partner is located in the heart of downtown Miami and offers a total office area of 38,900 sqm.


Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

## International Property Financing

Your contact partners

**Hergen Dieckmann** has been working in the national – and later also international – lending business for several years, including the management of a number of real estate projects. As Relationship Manager, he maintains close contact with investors and banks. The permanent observation of the national and international real estate markets, a key prerequisite for qualified research, is also part of his responsibilities.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Hergen Dieckmann

**Thomas Link** has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external lawyers and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.



Thomas Link

**Rainer Polenz** has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge with customer relations and product marketing, establishing and maintaining close contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.



Rainer Polenz

**Assem El Alami** worked as an attorney in Berlin before being employed as an in-house counsel by a German mortgage bank. He made a substantial contribution to the setting up of the bank's international financing business. Having been appointed head of the bank's representative office in Paris, he assumed responsibility for real estate financing in France and Spain. Now with Essen Hyp, he heads our bank's representative office and is our specialist for the French real estate market.



Assem El Alami

## Career

Unsolicited Applications

Unsolicited applications are very welcome and receive our prompt attention. If you are interested in working with Hypothekenbank in Essen AG, please complete the following application form. This will help us to gain a first impression of your skills so that we can assess whether they fit in with our requirements.

Application for:

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## Qualification and Training

Interview with Marita Kraft, Vice President and Head of the Personnel Department, on the bank's comprehensive training program

### What are the particular characteristics of the training program that Hypothekenbank in Essen AG offers to its employees?

In the past we made frequent use of external training programs and seminars in order to improve the qualification of our employees. However, we realized that, in many cases, only a small portion of the huge amount of information provided in the framework of these programs is actually relevant to our bank's business activities. This is why we have decided to focus on in-house seminars that are either tailored to a homogenous group of employees and their specific job requirements or address our executive staff in general and cover multidisciplinary issues. These seminars are held by experts from international training academies, from university or from within our own institution. The quality of our training program will be certified by means of an internationally acknowledged certificate.

### Could you please give an example?

The series of lectures within our 'Essen Hyp University' program deals with issues that are particularly important for our bank, such as risk controlling, corporate management, property financing or international accounting. There will be a total of 24 lectures, held every two weeks. These lectures are designed for and attended by our executive staff, junior executives and skilled employees, i.e. 50% of our total number of staff. A characteristic of this training program is that the Ruhr Graduate School, an academy for further education within the University of Essen, analyzes and certifies the academic relevance of each lecture. At the same time, this academy provides us with university lecturers. The employees who attend these lectures will be awarded a certificate issued by the University of Essen.

### Why does Essen Hyp make such efforts to promote the further training of its employees?

Our comprehensive offer basically has three objectives: the transfer of knowledge, multidisciplinary thinking and action and the development of personal skills. By organizing this training program, we wish to promote corporate thinking, expertise that goes beyond one particular workplace, and the personal skills of our employees. The key question with regard to a certain task will no longer be: "Who is responsible for this?" but rather: "Who can do it in the best, quickest and most efficient way?"

### Does this also include language training?

Yes, definitely. For an internationally operating bank, it is essential that an employee answering the phone is able to 'do his job' in English. This is why more than 90 of our employees, i.e. nearly 70% of our total number of staff, have been attending on-the-job conversation courses for years. We have recruited a native speaker of English who basically 'visits' his customers, i.e. our employees, at their workplaces and trains their language skills by dealing with job-related issues and questions. Since August 2001 we have also been offering French classes, albeit to a much more limited number of staff.

### Can you say something about the acceptance of these measures by your

employees?

I can only look at this question by pointing to the 'half life period' of our knowledge. Of course, all these training measures are optional offers to our employees, which they can accept or refuse. However, the great willingness to accept these offers - the high number of participants is a clear sign of this - and the predominantly very good final results show that our employees agree with the aim of these measures, i.e. to ensure their own - and therefore our bank's - future competitiveness. The employees' investment in this respect is their spare time, as the majority of these training measures take place after regular working hours or during the week-ends, without any compensation through time off.

  

## About Us

Success needs far-sightedness



*Success needs far-sightedness* - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to contact us and we will be happy to provide you with any information you require.


- 10 successful years in retrospect
- Board of Managing Directors
- Executive Vice Presidents
- Trustees
- Supervisory Board
- Advisory Council
- Our Branches and Offices
- Imprint
- Hypothekenbank in Essen AG - Fifteen years

- Commerzbank - Our Major Shareholder (external Link)
- Verband deutscher Hypothekenbanken (external Link) (Association of German Mortgage Banks)

## About Us

Board of Managing Directors

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund
Harald Pohl, Oberhausen

## About Us

Executive Vice Presidents

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen

# About Us

Trustees

## About Us

Supervisory Board

Supervisory Board

Dr. Axel Frhr. v. Ruedorffer
Chairman; Member of the Central Advisory Board, Commerzbank AG (since June 1, 2003),
Frankfurt/Main

Berta Schuppli
Deputy Chairman, Wiesbaden

Dieter Disse
Hypothekenbank in Essen AG, Essen

Ute Gibbels
Hypothekenbank in Essen AG, Essen

Andreas de Maizière
Member of the Board of Managing Directors, Commerzbank AG,
Frankfurt/Main

Dr. Eric Strutz
Member of the Board of Managing Directors, Commerzbank AG,
Frankfurt/Main

## About Us

Advisory Council

Advisory Council

Dr. Friedel Abel
Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen

Harold Hörauf
General Partner of HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Darmstadt

Prof. em. Dr. Paul Klemmer,
President of the Verband für Wohnungswesen, Städtebau und Raumordnung e.V., Berlin

Uwe Kruschinski
Member of the Board of Managing Directors, Bankgesellschaft Berlin AG, Berlin

Klaus Pohl
General Manager of the Treuhandstelle für Wohnungsunternehmen in Bayern GmbH, Munich

Hermann Marth
Chairman of the Board of Managing Directors, RAG Immobilien AG, Essen

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

Dr. Udo Scheffel
Chairman of the Executive Board, Bayerische Immobilien AG, Munich

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

## About Us

Our Branches and Offices

Head Office

**Essen**
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: info@essenhyp.com
Internet: www.essenhyp.com

Lending Offices

**Berlin**
Bundesallee 28
D-10717 Berlin
Tel.: +49 30 86 21-3 95

**Munich**
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54

**Frankfurt**
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65

**Hamburg**
Fleethof- Stadthausbrücke 3
D-20355 Hamburg
Tel.: +49(0)40 3 76 44 750
Fax: +49(0)40 3 76 44 627

Representative Offices

**Brussels**
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96

**Leipzig**
Georgiring 1-3
D-04103 Leipzig
Tel.: +49 3 41 96 17 36-1 -3
Fax: +49 3 41 9 60 61 40

**London**
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: 00 44 20 76 38 09 52
Fax: 00 44 20 76 38 09 53

**Paris**
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39

Liaison Offices

**New York**
1251 Avenue of the Americas
New York, NY 10020-1104
Tel.: +1 212 703-41 10
Fax: +1 212 703-41 01

**Tokyo**
Tokyo Marine Bldg.
Shinkan, 1-2-1, Marunouchi,
Chiyoda-Ku,
Tokyo 100-0005
Tel.: +81 3 52 93-93 35
Fax: +81 3 52 93-90 29

## About Us

Imprint

Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).



Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
› E-mail: info@essenhyp.com

**Public Relations**
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

**Support Office of the Board of Managing Directors**
Tel.: +49 201 8135-391
Fax: +49 201 8135-200

**Board of Managing Directors**
Hubert Schulte-Kemper
Michael Fröhner
Harald Pohl

We have tasked prompter AG,
Binger Straße 14-16, 55122 Mainz/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered prompter AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the

correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other securities.

**This website has been designed by:**

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
› E-mail: info@ve-k.de
› Internet: www.ve-k.de

# Contact

Chairman of the Board of Managing Directors
Hubert Schulte-Kemper

Secretariat:
Tel.: +49 201 8135-301
Tel.: +49 201 8135-302

Member of the Board of Managing Directors
Michael Fröhner

Secretariat:
Tel.: +49 201 8135-311

Member of the Board of Managing Directors
Harald Pohl

Secretariat:
Tel.: +49 201 8135-321





Treasury

Secretariat:
Tel.: +49 201 8135-361
Tel.: +49 201 8135-362

Property Financing

Secretariat:
Tel.: +49 201 8135-451

Accounting and Taxes

Secretariat:
Tel.: +49 201 8135-601





Construction Management

Secretariat:
Tel.: +49 201 8135-411
Tel.: +49 201 8135-443

Legal Department

Secretariat:
Tel.: +49 201 8135-484

Settlements

Secretariat:
Tel.: +49 201 8135-601

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!

› Contact

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